SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2015

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item

1.	Unaudited Condensed Consolidated Financial Statements as of March 31, 2015

TELECOM ARGENTINA S.A.

TELECOM ARGENTINA S.A.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2015

TELECOM ARGENTINA S.A.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2015 AND 2014

TELECOM ARGENTINA S.A.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2015

(In millions of Argentine pesos or as expressly indicated)

1.	General considerations

As required by CNV regulations, the Company has prepared its consolidated financial statements as of March 31, 2015 under IFRS. Additional information is given in Note 1 to the consolidated financial statements.

2.	Telecom Group’s activities for the three-month periods ended March 31, 2015 (“1Q15”) and 2014 (“1Q14”)

Total revenues and other income for 1Q15 amounted to $8,879 (+18.8% vs. 1Q14), operating costs – including depreciations, amortizations and gain on disposal of PP&E and impairment of PP&E– amounted to $7,199 (+18.0% vs. 1Q14), operating income before depreciation and amortization amounted to $2,634 (+24.7% vs. 1Q14) – representing 29.7% of consolidated revenues–, operating income amounted to $1,680 (+22.0% vs. 1Q14) and net income amounted to $1,041 (+14.9% vs. 1Q14). Net income attributable to Telecom Argentina amounted to $1,028 in 1Q15 (+15.6% vs. 1Q14).

			Variation
	1Q15	1Q14	$	%
Revenues	8,872	7,466	1,406	18.8
Other income	7	10	(3)	(30.0)
Operating costs without depreciation and amortization	(6,245)	(5,364)	(881)	16.4

Operating income before depreciation and amortization	2,634	2,112	522	24.7
Depreciation and amortization	(957)	(739)	(218)	29.5
Gain on disposal of PP&E and impairment of PP&E	3	4	(1)	(25.0)

Operating income	1,680	1,377	303	22,0
Financial results, net	(89)	(32)	(57)	178.1

Income before income tax expense	1,591	1,345	246	18.3
Income tax expense	(550)	(439)	(111)	25.3

Net income	1,041	906	135	14.9

Attributable to:
Telecom Argentina (Controlling Company)	1,028	889	139	15.6
Non-controlling interest	13	17	(4)	(23.5)

	1,041	906	135	14.9

Basic and diluted earnings per share attributable to Telecom Argentina (in pesos)	1.06	0.92

•	Total revenues and other income

During 1Q15 consolidated total revenues increased 18.8% (+$1,406 vs. 1Q14) amounting to $8,872 mainly fueled by the mobile, Broadband and data transmission businesses.

			Variation
	1Q15	1Q14	$	%
Services
Retail Voice
Monthly Charges	312	295	17	5.8
Measured Services	409	359	50	13.9
Others	24	28	(4)	(14.3)
Wholesale Voice
Fixed and mobile interconnection	155	149	6	4.0
Others	80	76	4	5.3
Data	407	319	88	27.6
Internet	973	726	247	34.0

Subtotal Fixed Services	2,360	1,952	408	20.9

Retail Voice
Monthly Charges	954	697	257	36.9
Measured Services	535	473	62	13.1
Roaming	85	95	(10)	(10.5)
Others	128	80	48	60.0
Wholesale Voice
Interconnection	392	396	(4)	(1.0)
Roaming	79	82	(3)	(3.7)
Mobile leases	10	10	—	—
Data	1,845	1,787	58	3.2
Internet	1,188	644	544	84.5

Subtotal Mobile Services - Personal	5,216	4,264	952	22.3

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2015

I

TELECOM ARGENTINA S.A.

			Variation
	1Q15	1Q14	$	%
Retail Voice
Monthly Charges	51	49	2	4.1
Measured Services	77	68	9	13.2
Roaming	3	2	1	50.0
Others	17	7	10	142.9
Wholesale Voice
Interconnection	20	26	(6)	(23.1)
Roaming	4	—	4	n/a
Others	2	1	1	100.0
Data	80	85	(5)	(5.9)
Internet	129	105	24	22.9

Subtotal Mobile Services – Núcleo	383	343	40	11.7

Revenue from services	7,959	6,559	1,400	21.3

Equipment
Fixed Services	10	13	(3)	(23.1)
Mobile Services- Personal	881	879	2	0.2
Mobile Services – Núcleo	22	15	7	46.7

Revenue from equipment sales	913	907	6	0.7

Total Revenues	8,872	7,466	1,406	18.8

Services revenues amounted to $7,959 (+21.3% vs. 1Q14) and represented 89.7 % of consolidated revenues (vs. 87.9% in 1Q14). Equipment revenues increased 0.7%, amounting to $913 and represented 10.3% of consolidated revenues (vs. 12.1% in 1Q14).

Fixed Services

During 1Q15, services revenues generated by this segment amounted to $2,360 (+$408 or 20.9% vs. 1Q14), where Internet revenues have grown the most (+$247 or +34.0% vs. 1Q14), followed by data transmission services (+$88 or +27.6% vs. 1Q14) and voice retail services (+$63 or +9.2% vs. 1Q14).

•	Voice

Voice retail revenues reached $745 in 1Q15 (+9.2% vs. 1Q14). These revenues are still affected by frozen tariffs of regulated services since 2002. Revenues from regulated services reached approximately 26% of the segment services revenues in 1Q15 (vs. 30% in 1Q14).

Monthly Charges and Supplementary Services increased $17 or +5.8% vs. 1Q14, reaching $312, as a consequence of an increase in supplementary services (not regulated), mainly due to an increase of their prices and, to a lesser extent, to the increase in the subscriber base.

Revenues generated by measured services (Local Measured Service, Domestic Long Distance and International Long Distance services) amounted to $409 (+$50 or 13.9% vs. 1Q14), mainly due to the increase in customers and plans prices (both in local and long national distance). According to this, local measured service revenues increased 20.3% vs. 1Q14 and DLD revenues increased 11.7% vs. 1Q14. The Average Monthly Revenue per User (“ARBU”) amounted to $60.5 pesos per month in 1Q15 vs. $54.6 pesos per month amounted in 1Q14, representing an increase of 10.8%. The remaining retail voice revenues amounted to $24 in 1Q15 (-14.3% vs. 1Q14). The decrease was mainly due to a decrease in consumption and customers of public telecommunication services and a decrease in rehabilitation charges.

Voice wholesale revenues (including fixed and mobile interconnection revenues and lease of circuits, together with the revenues generated by the subsidiary Telecom USA amounting to $29) amounted to $235 in 1Q15 (+4.4% vs. 1Q14). Interconnection fixed and mobile revenues amounted to $155 and the other wholesale revenues amounted to $80 in 1Q15 (+5.3% vs. 1Q14), mainly due to higher prices related to cell sites rentals due to the variation of the $/US$ exchange rate.

•	Data

Data revenues (including the revenues generated by the subsidiary Telecom USA amounted to $1) amounted to $407 (+$88 vs. 1Q14). These revenues were generated focusing on the Company’s position as an integrated TICs provider (Datacenter, VPN, among others) for wholesale and government segments. The increase was primarily due to higher prices of these services related to the variation of the $/US$ exchange rate and to the increase in the number of customers of these services.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2015

II

TELECOM ARGENTINA S.A.

•	Internet

Internet revenues amounted to $973 (+$247 or +34.0% vs. 1Q14) mainly due to the expansion of the Broadband service (+3.2% of customers vs. 1Q14) and an increase in average prices resulting in an improvement in the Average Monthly Revenue per User (“ARPU”), that amounted to $178.5 pesos per month in 1Q15 vs. $138.0 pesos per month in 1Q14 (+29.4% vs. 1Q14). As of March 31, 2015, Telecom Argentina reached approximately 1,768,000 ADSL customers. These connections represent approximately 43.4% of Telecom Argentina’s fixed lines in service (vs. 41.7% in 1Q14).

Internet revenues represent 11.0% of consolidated revenues (vs. 9.7% 1Q14) and 41.2% of Fixed Services segment revenues (vs. 37.2% in 1Q14).

Personal Mobile Services

During 1Q15, total services revenues amounted to $5,216 (+$952 or 22.3% vs. 1Q14), being the principal business segment in revenues terms (65.5 % and 65.0% of services consolidated revenues in 1Q15 and 1Q14, respectively). Personal reached 19.3 million subscribers in Argentina (-2.9% vs. 1Q14). Approximately 68% of the subscriber base is prepaid subscribers and 32% is postpaid subscribers (including “Cuentas claras” plans and Mobile Internet dongles). The churn rate per month amounted to 3.3% in 1Q15 (vs. 3.0% in 1Q14).

•	Voice

Voice retail revenues amounted to $1,702 in 1Q15 (+26.5% vs. 1Q14). The increase was mainly due to the increase in monthly charges prices in the postpaid and “Cuentas claras” subscriber base and prepaid services, offset by the net variation of the subscriber base showing an increase in “Cuentas claras” and a decrease in postpaid and prepaid subscribers as compared to 1Q14.

Voice wholesale revenues amounted to $481 in 1Q15 (-1.4% vs. 1Q14), mainly due to the decrease in roaming revenues with other operators and interconnection services.

•	Data

Mobile data services revenues amounted to $1,845 (+$58 or +3.2% vs. 1Q14). This increase was mainly due to the constant SMS with contents sales increase as a result of several campaigns launched by Personal, which represented an inter-annual increase of $217. This increase was reflected both in “Cuentas claras” customers and prepaid subscribers. However, the main component of VAS revenues are SMS consumption, which decreased $148 or -12.8% vs. 1Q14, and experiencing a decrease in TOU (-44.6% vs. 1Q14).

•	Internet

Mobile Internet revenues amounted to $1,188 (+$544 or +84.5% vs. 1Q14). This increase is mainly explained by the increase in browsing services consumption of Personal’s subscribers, which was mainly fueled by the increase in the offer of services, plans and packs (including VAS) launched by Personal. This growth was fueled by new subscribers, the migration of the existing ones to higher-value plans and the increase of subscribers that acquired 3G handsets, which facilitate Internet browsing. Internet flat rate services revenues have decreased mainly due to the decrease of Mobile Internet dongles subscribers (-38% vs. 1Q14).

As a consequence of the increase in VAS use (Internet and data), ARPU increased to $86.2 pesos per month in 1Q15 (vs. $68.3 pesos per month in 1Q14), which represents an increase of 26.1%.

VAS revenues (data and Internet) amounted to $3,033 (+24.8% vs. 1Q14) and represented 58.1% of Personal Mobile Services’ services revenues (vs. 57.0% in 1Q14).

Núcleo Mobile Services

This segment generated services revenues equivalent to $383 during 1Q15 (+$40 or 11.7% vs. 1Q14) mainly due to the Internet revenues increase (+22.9% vs. 1Q14), mainly related to the increase of browsing generated by subscribers with mobile equipment prepared for that purpose. As of March 31, 2015, Núcleo’s subscriber base reached 2.5 million customers. Prepaid and postpaid subscribers (including “Plan Control” subscribers and mobile Internet subscribers) represented 81% and 19% in 1Q15, respectively.

VAS revenues (data and Internet) amounted to $209 (+10.0% vs. 1Q14) and represented 54.6% of Núcleo Mobile Services segment services revenues (vs. 55.4% in 1Q14).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2015

III

TELECOM ARGENTINA S.A.

Equipment

Revenues from equipment amounted to $913, +$6 or +0.7% vs. 1Q14. This increase is mainly related to the Núcleo Mobile Services segment with an increase of $7 vs. 1Q14. In the Personal Mobile Services segment the inter-annual increase amounted to $2, due to lower handsets sold (-40% vs. 1Q14) partially offset by an increase in handset’s average sale prices (+67% vs. 1Q14), resulting in a higher operating margin of handsets (+$141 or +106.8% vs. 1Q14).

•	Operating costs

Consolidated operating costs –including depreciations, amortizations and gain on disposal of PP&E and impairment of PP&E– totaled $7,199 in 1Q15, which represents an increase of $1,100 or +18.0% vs. 1Q14. The increase in costs is mainly a consequence of a higher revenues, higher expenses related to competition in mobile and Internet businesses, higher direct and indirect labor costs on the cost structure of the Telecom Group in Argentina, the increase in fees for services related to higher supplier prices, the increase in taxes and fees with the Regulatory Matters, the increase of VAS costs, the increase in bad debt expenses, higher provisions costs and an increase of $67 in agent commissions capitalized as SAC, which together with the decrease in the cost of equipment and handsets of $135 partially mitigated the increase in operating costs.

			Variation		Variation in $ by segment
	1Q15	1Q14	$	%	Fixed Serv.	Personal M. Serv.	Núcleo M. Serv.
Employee benefit expenses and severance payments	(1,543)	(1,183)	(360)	30.4	(289)	(66)	(5)
Interconnection costs and other telecommunication charges	(500)	(515)	15	(2.9)	2	4	9
Fees for services, maintenance, materials and supplies	(889)	(755)	(134)	17.7	(50)	(79)	(5)
Taxes and fees with the Regulatory Authority	(873)	(755)	(118)	15.6	(18)	(99)	(1)
Commissions	(823)	(674)	(149)	22.1	(13)	(121)	(15)
Agent commissions capitalized as SAC	200	133	67	50.4	7	57	3
Cost of equipment and handsets	(660)	(806)	146	(18.1)	(4)	164	(14)
Cost of equipment and handsets capitalized as SAC	20	31	(11)	(35.5)	—	(17)	6
Advertising	(191)	(164)	(27)	16.5	21	(47)	(1)
Cost of VAS	(293)	(191)	(102)	53.4	(2)	(91)	(9)
Provisions	(93)	(37)	(56)	151.4	(12)	(44)	—
Bad debt expenses	(183)	(118)	(65)	55.1	(23)	(40)	(2)
Other operating expenses	(417)	(330)	(87)	26.4	(39)	(43)	(5)

Subtotal	(6,245)	(5,364)	(881)	16.4	(420)	(422)	(39)
Depreciation of PP&E	(677)	(538)	(139)	25.8	(49)	(79)	(11)
Amortization of SAC and service connection charges	(216)	(195)	(21)	10.8	(9)	(8)	(4)
Amortization of other intangible assets	(64)	(6)	(58)	966.7	—	(59)	1
Gain on disposal of PP&E and impairment of PP&E	3	4	(1)	(25.0)	5	(6)	—

Total operating costs	(7,199)	(6,099)	(1,100)	18.0	(473)	(574)	(53)

The costs breakdown is as follows:

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments amounted to $1,543 (+$360 or +30.4% vs. 1Q14). The increase was mainly due to increases in salaries agreed by Telecom Argentina with several trade unions for the unionized employees and also to non-unionized employees, together with related social security charges. With a total headcount of 16,358 by the end of 1Q15, (vs. 16,523 employees in 1Q14), lines in service per employee reached 370 in the Fixed Services segment (slightly lower than 1Q14), subscribers per employee reached 3,909 in the Personal Mobile Services segment and subscribers per employee reached 6,229 (+8.1% vs. 1Q14) in the Núcleo Mobile Services segment.

Interconnection costs and other telecommunication charges

Interconnection costs and other telecommunication charges (including charges for TLRD, Roaming, Interconnection costs, cost of international outbound calls and lease of circuits) amounted to $500 (-$15 or -2.9% vs. 1Q14). The decrease was mainly due to a lower traffic volume in roaming vs. 1Q14.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies amounted to $889, +$134 or +17.7% vs. 1Q14. The increase was mainly due to higher maintenance costs of radio bases and buildings in the mobile services segments, as a result of the variation in the $/US$ exchange rate, an increase in technical assistance cost of radio bases, higher system licenses maintenance costs, higher costs of building maintenance, higher costs of sites location and storage costs.

There were also increases in other maintenance costs and fees for services, mainly due to higher costs recognized to suppliers in all segments.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2015

IV

TELECOM ARGENTINA S.A.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority (including turnover tax, fees with the Regulatory Authority, IDC, municipal and other taxes) amounted to $873 (+15.6% vs. 1Q14), influenced mainly by the increase in revenues of fixed and mobile services and by the increase of the IDC related to higher collections and payments to suppliers in 1Q15 vs. 1Q14.

Commissions

Commissions (including Agent, distribution of prepaid cards and other commissions) amounted to $623 (+$82 or +15.2% vs. 1Q14). The increase was mainly due to the increase in Agents’ commissions (associated to higher revenues) as a result of higher customer’s acquisition and retention costs recognized to them and the increase of outsourced sales commissions and collection commissions.

On the other hand, agent commissions capitalized as SAC amounted to $200, +$67 or +50.4% vs. 1Q14, and it’s directly related to the increase in the “Cuentas claras” subscribers’ base in the Personal Mobile Services segment and the increase in the commissions prices.

Cost of equipment and handsets

Cost of equipments and handsets amounted to $640 (-$135 or -17.4% vs. 1Q14) mainly due to a decrease in the units of handsets sold (-39.8% vs. 1Q14), partially offset by an increase in the average unit cost of sales (+28.9% vs. 1Q14) in the Personal Mobile Services segment.

On the other hand, SAC deferred costs from handsets sold amounted to $20, -$11 or -35.5% vs. 1Q14. The lower capitalized amount was mainly due to the significant reduction of subsidies provided to customers in the Personal Mobile Services segment, especially in the “Cuentas claras” segment.

Advertising

Advertising amounted to $191 (+$27 or +16.5% vs. 1Q14), mainly due to higher commercial campaigns of Personal related to the launching of the 4G services throughout the whole country as compared to 1Q14.

Cost of VAS

Cost of VAS amounted to $293 (+$102 or +53.4% vs. 1Q14). The increase was mainly due to the increase of VAS sales in the Personal Mobile Services segment, especially the SMS with content service, which grew as a consequence of several campaigns launched by Personal.

Provisions

Provisions amounted to $93, +$56 or +151.4% vs. 1Q14. The increase was mainly due to higher labor claims (+$31 vs. 1Q14) and higher civil and commercial claims (+$29 vs. 1Q14), partially offset by lower regulatory and municipal claims (-$4 vs. 1Q14).

Bad debt expenses

Bad debt expenses amounted to $183 (+$65 or +55.1% vs. 1Q14), representing approximately 2.1% and 1.6% of the consolidated revenues in 1Q15 and 1Q14, respectively. The major increase is observed in the Personal Mobile Services segment by $40 as a consequence of higher aging of the accounts receivables and higher incidence of handsets sales directly financed by Personal to its postpaid and “Cuentas claras” subscribers. These charges have also increased in Telecom Argentina by $23 in the Government and Corporate segment affected by the collection delay from some governmental entities.

Other operating costs

Other operating costs amounted to $417 (+$87 or +26.4% vs. 1Q14). The increase was mainly due to higher prices on related services, especially in transportation, freight and travel expenses (+$19 or +15.3% vs. 1Q14), among others, in the operations in Argentina; the increase of rent prices (+$31 or +34.1% vs. 1Q14), as a result of new agreements and the renegotiation of some of the existing ones and the increase of the consumption of electricity (+$21 or +32.8% vs. 1Q14).

•	Operating income before depreciation and amortization

Operating income before depreciation and amortization amounted to $2,634 (+$522 or 24.7% vs. 1Q14), representing 29.7% of consolidated revenues in 1Q15 (vs. 28.3% in 1Q14). This growth was mainly fueled by the Fixed Services segment (+$118 or +23.3% vs. 1Q14) and Personal Mobile Services segment (+$398 or +27.2% vs. 1Q14).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2015

V

TELECOM ARGENTINA S.A.

Operating income before depreciation and amortization generated by equipment and handset sales (including SAC capitalization) amounted to $273 in 1Q15 vs. $132 in 1Q14 (+$141 or 106.8% vs. 1Q14), while operating income before depreciation and amortization generated by services sales amounted to $2,361 in 1Q15 vs. $1,980 in 1Q14 (+$381 or +19.2% vs. 1Q14).

Depreciation and amortization

Depreciation and amortization amounted to $957 (+$218 or +29.5% vs. 1Q14). The increase in depreciation and amortization includes $139 from PP&E depreciation, $58 from amortization of intangible assets without SAC (3G/4G licenses which start their amortization in December 2014 and generated $59 in 1Q15) and $21 from amortization of SAC and service connection costs. The increase in depreciation and amortization corresponds 27% to the Fixed Services segment and 73% to the mobile services segments.

Gain on disposal of PP&E and impairment of PP&E

Gain on disposal of PP&E and impairment of PP&E amounted to $3 and $4 in 1Q15 and 1Q14, respectively, and was mainly related to the Fixed Services segment.

•	Operating income

Operating income amounted to $1,680 in 1Q15 (+$303 or 22.0% vs. 1Q14). The margin over consolidated revenues represented 18.9% in 1Q15 (vs. 18.4% in 1Q14). This growth was mainly fueled by the Personal Mobile Services segment (+$246 or +22.6% vs. 1Q14) and the Fixed Services segment (+$65 or +28.5% vs. 1Q14).

•	Financial results, net

Financial results, net resulted in a net loss of $89, representing an increase of $57 vs. 1Q14. The increase was mainly due to higher interests on provisions (+$22 vs. 1Q14), higher interests on loans amounting to $38, lower net gains on NDF (+$45 vs. 1Q14) and lower financial interest on time deposits and other investments (-$194 vs. 1Q14), partially offset by higher interests on receivables (+$6 vs. 1Q14) and lower net foreign currency exchange losses (+$237 vs. 1Q14, the devaluation $/US$ was 6.9% in 1Q15 vs. 22.7% in 1Q14).

•	Net income

Telecom Argentina reached a net income of $1,041 in 1Q15, +$135 or +14.9% as compared to 1Q14, representing 11.7% of the consolidated revenues in 1Q15 (vs. 12.1% in 1Q14). Net income attributable to Telecom Argentina amounted to $1,028 in 1Q15, +$139 or +15.6% as compared to 1Q14.

•	Net financial assets

As of March 31, 2015, net financial assets (Cash and Cash Equivalents plus financial investments minus Financial debt) amounted to $521, showing a decrease of $4,559 as compared to March 31, 2014 (amounting to $5,080). This variation was mainly due to a decrease in the generation of cash from operating activities of the Telecom Group, mainly by higher CAPEX –which include the acquisition of the 3G/4G licenses amounting to $3,530 in December 2014-, higher income tax payments and cash dividends paid to its shareholders’ for a total amount of $1,255 (including tax withholding on cash dividends). The Fixed Services segment has a financial asset of $260 and the Personal Mobile Services segment has a financial asset of $502, while the Núcleo Mobile Services segment has a net financial debt of $241.

•	Capital expenditures (CAPEX)

CAPEX composition for 1Q15 and 1Q14 is as follows:

	In millions of $		% of participation		Variation
	1Q15	1Q14	1Q15	1Q14	$	%
Fixed Services	336	396	39%	37%	(60)	(15)
Personal Mobile Services	469	612	54%	58%	(143)	(23)
Núcleo Mobile Services	59	54	7%	5%	5	9

Total CAPEX	864	1,062	100%	100%	(198)	(19)

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2015

VI

TELECOM ARGENTINA S.A.

PP&E CAPEX amounted to $623 and intangible assets CAPEX amounted to $241 in 1Q15, while in 1Q14 amounted to $880 and $182, respectively. The reduction in PP&E CAPEX was influenced by the detailed planning of the deployment of 4G network and the upgrade of 3G network, as well as the evaluation of the results of the bidding process launched in 4Q14 by Personal in order to select the most suitable technical and financial offers for the development of its major mobile infrastructure deployment plan for FY15 and future years.

In relative terms, CAPEX represented 9.7% of consolidated revenues in 1Q15 (14.2% in 1Q14), and were intended mainly for the external wiring and network access equipment, to the initial deployment of the new 4G network, transmission and switching equipment, computer equipment and SAC.

PP&E and intangible assets additions (CAPEX plus materials additions) for 1Q15 and 1Q14 are as follows:

	In millions of $		% of participation		Variation
	1Q15	1Q14	1Q15	1Q14	$	%
Fixed Services	404	511	40%	43%	(107)	(21)
Personal Mobile Services	522	618	53%	52%	(96)	(16)
Núcleo Mobile Services	68	58	7%	5%	10	17

Total additions	994	1,187	100%	100%	(193)	(16)

Main PP&E CAPEX projects are related to the expansion of fixed broadband services in order to improve transmission and speed offered to customers; deployment of 3G and 4G services to support the growth of mobile Internet, improvement of the quality service together with the launch of innovative VAS services and the expansion of transmission and transport networks to meet the growing demand of services of our fixed and mobile customers.

3.	Summary of comparative consolidated statements of financial position

	March 31,
	2015	2014	2013	2012	2011
Current assets	7,094	9,408	7,486	5,826	4,119
Non-current assets	19,877	14,555	11,126	9,989	8,760

Total assets	26,971	23,963	18,612	15,815	12,879

Current liabilities	8,405	8,814	5,830	5,259	4,487
Non-current liabilities	2,777	2,038	1,781	1,681	1,194

Total liabilities	11,182	10,852	7,611	6,940	5,681

Equity attributable to Telecom Argentina (Controlling Company)	15,446	12,806	10,801	8,736	7,070
Equity attributable non-controlling interest	343	305	200	139	128

Total Equity	15,789	13,111	11,001	8,875	7,198

Total liabilities and equity	26,971	23,963	18,612	15,815	12,879

4.	Summary of comparative consolidated income statements

	1Q15	1Q14	1Q13	1Q12	1Q11
Revenues and other income	8,879	7,476	6,073	5,130	4,149
Operating costs	(7,199)	(6,099)	(4,958)	(4,097)	(3,191)

Operating income	1,680	1,377	1,115	1,033	958
Financial results, net	(89)	(32)	135	61	19

Income before income tax expense	1,591	1,345	1,250	1,094	977
Income tax expense	(550)	(439)	(437)	(386)	(337)

Net income	1,041	906	813	708	640
Other comprehensive income, net of tax	—	206	63	25	47

Total comprehensive income	1,041	1,112	876	733	687

Attributable to Telecom Argentina (Controlling Company)	1,028	1,023	842	715	666
Attributable to non-controlling interest	13	89	34	18	21

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2015

VII

TELECOM ARGENTINA S.A.

5.	Statistical data (in physical units)

•	Fixed services

Voice and data services (in thousands, except for lines in service per inhabitants and employees)

	1Q15		1Q14		1Q13		1Q12		1Q11
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Equipment lines	3,551	13	3,528	(8)	3,808	2	3,800	3	3,801	(35)
NGN lines	1,277	52	1,176	12	1,092	47	955	(41)	880	27

Installed lines (a)	4,828	65	4,704	4	4,900	49	4,755	(38)	4,681	(8)

Lines in service (b)	4,077	(16)	4,108	(16)	4,109	(19)	4,138	(3)	4,110	3

Customers lines (c)	4,001	(15)	4,028	(16)	4,027	(18)	4,054	(3)	4,024	5

Public phones installed	29	(1)	33	(1)	36	(1)	39	(1)	43	(2)

Lines in service per 100 inhabitants (d)	19	—	20	1	20	—	21	1	21	1

Lines in service per employee (e)	370	—	373	(2)	371	1	370	(3)	377	(2)

a)	Reflects total number of lines available in Switches, considered independently of its technology (TDM or NGN).
b)	Includes customers lines, own lines, public telephones and DDE and ISDN channels.
c)	The number of customers is measured in relation to the physical occupation of network resources.
d)	Corresponding to the Northern Region of Argentina.
e)	Defined as lines in service / number of actual employees.

Internet (in thousands)

	1Q15		1Q14		1Q13		1Q12		1Q11
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter

Total ADSL subscribers	1,768	(3)	1,714	7	1,626	(3)	1,566	16	1,407	27

•	Mobile services

Personal (in thousands, except for subscriber per employee disclosed in units)

	1Q15		1Q14		1Q13		1Q12		1Q11
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers (i)	2,033	(122)	2,365	(52)	2,415	29	2,226	48	1,886	81

“Cuentas claras” plans (i)	3,938	(55)	3,856	(23)	3,583	106	3,176	37	2,814	18

Prepaid subscribers (ii)	13,217	(45)	13,461	(79)	12,763	43	12,672	258	11,841	415

Dongles (iii)	144	(31)	231	(21)	353	(39)	473	11	341	35

Total subscribers	19,332	(253)	19,913	(175)	19,114	139	18,547	354	16,882	549

Lines per employee	3,909	—	3,911	—	3,642	—	3,734	—	3,831	—

Núcleo (in thousands, except for subscriber per employee disclosed in units)

	1Q15		1Q14		1Q13		1Q12		1Q11
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers (i)	28	(1)	28	(1)	29	(1)	30	1	26	1

“Plan control” subscribers (i)	332	13	304	7	270	9	227	7	199	8

Prepaid subscribers (ii)	2,021	22	1,929	(7)	1,888	16	1,829	37	1,604	—

Dongles (iii)	123	(6)	147	(6)	142	10	110	10	63	15

Subtotal mobile	2,504	28	2,408	(7)	2,329	34	2,196	55	1,892	24

Internet subscribers - Wimax	5	—	5	—	6	—	7	(1)	9	(1)

Total subscribers	2,509	28	2,413	(7)	2,335	34	2,203	54	1,901	23

Lines per employee (iv)	6,229	—	5,761	—	5,354	—	5,119	—	4,581	—

(i)	Lines which are paid through customer billing.
(ii)	Prepaid lines which were refilled at least once in the last 13 months.
(iii)	Corresponds to mobile Internet subscribers with post-paid, “Cuentas claras”, “Plan control” and prepaid contracts.
(iv)	Internet Wimax subscribers are not included.

6.	Consolidated ratios

	1Q15	1Q14	1Q13	1Q12	1Q11
Liquidity (1)	0.84	1.07	1.28	1.11	0.92
Solvency (2)	1.41	1.21	1.45	1.28	1.27
Locked-up capital (3)	0.74	0.61	0.60	0.63	0.68

(1)	Current assets/Current liabilities.
(2)	Total equity/Total liabilities.
(3)	Non-current assets/Total assets.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2015

VIII

TELECOM ARGENTINA S.A.

7.	Outlook

In 2015, the evolution of the fixed services segment is expected to continue in line with the trend experienced over the past years and shall be influenced by the level of maturity of the market with focus on increasing the value of the customers’ base. In the Broadband business, Arnet continued capturing the growth opportunities the market offers, extending the offer of services with higher speeds and with proposals of overall integrated offers for customers (Internet, the fixed services segment and cellular mobile calls).

As regards pricing in the Fixed Services segment, the Company will continue the proceedings before the national authorities in the light of the new rules proposed by the LAD to reach the readjustment of the prices of the regulated services, and with them, of the economic-financial equation of Telecom Argentina. The growing pressures over the cost structure of the Company and its investment plans seeking to modernize its infrastructure to provide next-generation services emphasize this need.

During fiscal year 2015, Personal’s leadership strengths will consolidate by means of new added value added services especially in mobile broadband, based on the deployment of the new 4G networks which multiply tenfold the speed of mobile Internet speed in mobility. In this way, as the LTE infrastructure deploys on a national level, it is expected that our customers increase their access to content, among others, of the Personal Play platform (music, games and videos), the latter being one of the highest factors for revenue growth.

At the same time, and following with the commitment with quality, the Company expects to continue working to optimize the experience of customers who use the 3G/HSPA+ network, by means of improvements in the network infrastructure made possible as from December 2014 with the acquisition of additional spectrum. In this way, the third generation services will also expand, continuing with the technological reconversion and extension of the capacity of the network.

The infrastructure improvements and the availability of a wide portfolio of advanced devices within the offer will continue to be drivers of higher revenues based on innovative and convenient commercial proposals for those who choose Personal as mobile operator. This assumes favorable conditions for foreign trading, access to the exchange market and financing of LTE equipment, 4G handsets, hardware and software by the Telecom Group and its technological suppliers.

It is foreseen that the expansion of the subscribers’ base will develop at lower rates due to the level of maturity and the high penetration of mobile services in the market.

The strategy implemented by the Management of the Company lays out the basic necessary fundamentals for the Telecom Group to pursue its objectives of continuous improvement of the quality of its services, to strengthen its market position and to improve its operating efficiency in order to satisfy the growing needs of the dynamic telecommunications market, all in compliance with the correspondent laws and regulations. The ambitious investment plans of the Telecom Group are based on this forward-looking vision and on the commitment of the Telecom Group with our country and its people.

Oscar Cristianci
Chairman of the Board of Directors

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2015

IX

TELECOM ARGENTINA S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos)

		March 31,	December 31,
	Note	2015	2014
ASSETS
Current Assets
Cash and cash equivalents	2	1,266	825
Investments	2	66	53
Trade receivables	2	4,385	4,124
Other receivables	2	658	670
Inventories	2	719	721

Total current assets		7,094	6,393

Non-Current Assets
Trade receivables	2	82	143
Deferred income tax assets	2	190	140
Other receivables	2	198	200
Investments	2	309	301
Property, plant and equipment (“PP&E”)	2	13,806	13,809
Intangible assets	2	5,292	5,331

Total non-current assets		19,877	19,924

TOTAL ASSETS		26,971	26,317

LIABILITIES
Current Liabilities
Trade payables	2	4,621	6,072
Deferred revenues	2	521	507
Financial debt	2	540	179
Salaries and social security payables	2	965	1,022
Income tax payables	2	573	247
Other taxes payables	2	866	824
Dividends payables	2	21	—
Other liabilities	2	39	47
Provisions	6	259	199

Total current liabilities		8,405	9,097

Non-Current Liabilities
Deferred revenues	2	466	465
Financial debt	2	579	254
Salaries and social security payables	2	148	150
Deferred income tax liabilities	2	337	417
Income tax payables	2	8	9
Other liabilities	2	84	76
Provisions	6	1,155	1,080

Total non-current liabilities		2,777	2,451

TOTAL LIABILITIES		11,182	11,548

EQUITY (see Unaudited Condensed Consolidated Statement of Changes in Equity)
Equity attributable to Telecom Argentina (Controlling Company)		15,446	14,418
Equity attributable to non-controlling interest		343	351

TOTAL EQUITY	7	15,789	14,769

TOTAL LIABILITIES AND EQUITY		26,971	26,317

The accompanying notes are an integral part of these consolidated financial statements.

Adrián Calaza	Oscar Cristianci
Chief Financial Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos, except per share data in Argentine pesos)

		Three-month periods ended March 31,
	Note	2015	2014
Revenues	2	8,872	7,466
Other income	2	7	10

Total revenues and other income		8,879	7,476

Employee benefit expenses and severance payments	2	(1,543)	(1,183)
Interconnection costs and other telecommunication charges	2	(500)	(515)
Fees for services, maintenance, materials and supplies	2	(889)	(755)
Taxes and fees with the Regulatory Authority	2	(873)	(755)
Commissions	2	(623)	(541)
Cost of equipments and handsets	2	(640)	(775)
Advertising	2	(191)	(164)
Cost of VAS	2	(293)	(191)
Provisions	6	(93)	(37)
Bad debt expenses	2	(183)	(118)
Other operating expenses	2	(417)	(330)
Depreciation and amortization	2	(957)	(739)
Gain on disposal of PP&E and impairment of PP&E	2	3	4

Operating income		1,680	1,377
Finance income	2	105	799
Finance expenses	2	(194)	(831)

Income before income tax expense		1,591	1,345
Income tax expense	2	(550)	(439)

Net income for the period		1,041	906

Attributable to:
Telecom Argentina (Controlling Company)		1,028	889
Non-controlling interest		13	17

		1,041	906

Earnings per share attributable to Telecom Argentina – basic and diluted	1.d	1.06	0.92

The accompanying notes are an integral part of these consolidated financial statements.

Adrián Calaza	Oscar Cristianci
Chief Financial Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos)

	Three-month periods ended March 31,
	2015	2014

Net income for the period	1,041	906

Other components of the Statements of Comprehensive Income
Will be reclassified subsequently to profit or loss
Currency translation adjustments (non-taxable)	—	206

Other components of the comprehensive income, net of tax	—	206

Total comprehensive income for the period	1,041	1,112

Attributable to:
Telecom Argentina (Controlling Company)	1,028	1,023
Non-controlling interest	13	89

	1,041	1,112

The accompanying notes are an integral part of these consolidated financial statements.

Adrián Calaza	Oscar Cristianci
Chief Financial Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos)

	Equity attributable to Telecom Argentina (Controlling Company)
	Owners Contribution
	Outstanding shares		Treasury shares
	Capital nominal value (1)	Inflation adjustment	Capital nominal value (1) (2)	Inflation adjustment (2)	Treasury shares acquisition cost (2)	Legal reserve	Special reserve for IFRS implementation	Voluntary reserve for capital investments	Voluntary reserve for future investments	Deferred results	Retained earnings	Total	Equity attributable to non- controlling interest	Total Equity
Balances as of January 1, 2014	969	2,646	15	42	(461)	725	351	1,200	2,904	190	3,202	11,783	268	12,051

Dividends from Núcleo (3)	—	—	—	—	—	—	—	—	—	—	—	—	(52)	(52)
Comprehensive income:
Net income for the period	—	—	—	—	—	—	—	—	—	—	889	889	17	906
Other comprehensive income	—	—	—	—	—	—	—	—	—	134	—	134	72	206

Total Comprehensive Income	—	—	—	—	—	—	—	—	—	134	889	1,023	89	1,112

Balances as of March 31, 2014	969	2,646	15	42	(461)	725	351	1,200	2,904	324	4,091	12,806	305	13,111

Balances as of January 1, 2015	969	2,646	15	42	(461)	734	351	3,191	2,904	354	3,673	14,418	351	14,769

Dividends from Núcleo (4)	—	—	—	—	—	—	—	—	—	—	—	—	(21)	(21)
Comprehensive income:
Net income for the period	—	—	—	—	—	—	—	—	—	—	1,028	1,028	13	1,041
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total Comprehensive Income	—	—	—	—	—	—	—	—	—	—	1,028	1,028	13	1,041

Balances as of March 31, 2015	969	2,646	15	42	(461)	734	351	3,191	2,904	354	4,701	15,446	343	15,789

(1)	As of March 31, 2015 and 2014, total shares (984,380,978), of $1 argentine peso of nominal value each, were issued and fully paid. As of March 31, 2015 and 2014, 15,221,373 were treasury shares.
(2)	Corresponds to 15,221,373 shares of $1 argentine peso of nominal value each, equivalent to 1.55% of total capital. The treasury shares acquisition costs amounted to 461. See Note 7 – Equity to the consolidated financial statements.
(3)	As approved by the Ordinary Shareholders’ Meeting of Núcleo held on March 28, 2014.
(4)	As approved by the Ordinary Shareholders’ Meeting of Núcleo held on March 26, 2015.

The accompanying notes are an integral part of these consolidated financial statements.

Adrián Calaza	Oscar Cristianci
Chief Financial Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos)

		Three-month periods ended March 31,
	Note	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period		1,041	906
Adjustments to reconcile net income to net cash flows provided by operating activities
Bad debt expenses and other allowances		195	152
Depreciation of PP&E	2	677	538
Amortization of intangible assets	2	280	201
Consumption of materials	2	68	46
Gain on disposal of PP&E	2	(6)	(4)
Impairment of PP&E	2	3	—
Provisions	6	146	68
Interest and other financial losses		28	(171)
Income tax expense	2	550	439
Income tax paid	3	(352)	(379)
Net increase in assets	3	(393)	(519)
Net decrease in liabilities	3	(1,081)	(70)

Total cash flows provided by operating activities	3	1,156	1,207

CASH FLOWS FROM INVESTING ACTIVITIES
PP&E acquisitions	3	(1,089)	(1,450)
Intangible assets acquisitions	3	(264)	(213)
Proceeds from the sale of PP&E		5	4
Investments not considered as cash and cash equivalents	3	(13)	(590)

Total cash flows used in investing activities		(1,361)	(2,249)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from financial debt	3	353	—
Payment of financial debt	3	(9)	(3)
Payment of interest and related costs	3	(53)	(10)
Payment of cash dividends and related withholding tax	3	—	(44)

Total cash flows provided by (used in) financing activities		291	(57)

NET FOREIGN EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS		5	344

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		91	(755)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		684	5,224

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		775	4,469

See Note 3 for additional information on the consolidated statements of cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

Adrián Calaza	Oscar Cristianci
Chief Financial Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2015 AND 2014

(In millions of Argentine pesos, except as otherwise indicated)

TELECOM ARGENTINA S.A.

GLOSSARY OF TERMS

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in these unaudited consolidated financial statements.

AMBA (Área Metropolitana de Buenos Aires): the Metropolitan Area of Buenos Aires.

ADS: Telecom Argentina’s American Depositary Share, listed on the New York Stock Exchange, each representing 5 Class B Shares.

ADSL (Asymmetric Digital Subscriber Line): A type of digital subscriber line technology (DSL); a data communications technology that enables faster data transmission over copper lines than a conventional voiceband modem can provide.

ARSAT (Empresa Argentina de Soluciones Satelitales S.A.): a state-owned company.

BCBA (Bolsa de Comercio de Buenos Aires): The Buenos Aires Stock Exchange.

CNC (Comisión Nacional de Comunicaciones): The Argentine National Communications Commission.

CNDC (Comisión Nacional de Defensa de la Competencia): Argentine Antitrust Commission.

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

Company or Telecom Argentina: Telecom Argentina S.A.

CONATEL (Comisión Nacional de Telecomunicaciones del Paraguay): The Regulatory Authority of Paraguay.

CPCECABA (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires): The Professional Council of Economic Sciences of the City of Buenos Aires.

CPP: Calling Party Pays.

“Cuentas claras”: Under the “Cuentas claras” plans, a subscriber pays a set monthly bill and, once the contract minutes per month have been used, the subscriber can obtain additional credit by recharging the phone card through the prepaid system.

D&A: Depreciation and amortization.

DLD: Domestic long-distance.

ENARD (Ente Nacional de Alto Rendimiento Deportivo): National High Sport Performance Organization.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

IAS: International Accounting Standards.

IASB: International Accounting Standards Board.

IDC (Impuesto a los débitos y créditos bancarios): Tax on deposits to and withdrawals from bank accounts.

IFRS: International Financial Reporting Standards, as issued by the International Accounting Standards Board.

LSC (Ley de Sociedades Comerciales): Argentine Corporations Law.

Micro Sistemas: Micro Sistemas S.A.

NDF: Non-Deliverable Forward.

Nortel: Nortel Inversora S.A., the parent company of the Company.

Núcleo: Núcleo S.A.

NYSE: New York Stock Exchange.

TELECOM ARGENTINA S.A.

Personal: Telecom Personal S.A.

PP&E: Property, plant and equipment.

Regulatory Bodies: Collectively, the SC and the CNC.

Roaming: a function that enables mobile subscribers to use the service on networks of operators other than the one with which they signed their initial contract. The roaming service is active when a mobile device is used in a foreign country (included in the GSM network).

RT: Technical resolutions issued by the FACPCE.

RT 26: Technical resolution No, 26 issued by the FACPCE, amended by RT29.

SAC: Subscriber Acquisition Costs.

SBT (Servicio básico telefónico): Basic telephone service.

SC (Secretaría de Comunicaciones): The Argentine Secretary of Communications.

SEC: Securities and Exchange Commission of the United States of America.

SMS: Short message systems.

Sofora: Sofora Telecomunicaciones S.A. Nortel’s controlling company.

SU: The availability of Basic telephone service, or access to the public telephone network via different alternatives, at an affordable price to all persons within a country or specified area.

Telecom Group/Group: Telecom Argentina and its consolidated subsidiaries.

Telecom Italia Group: Telecom Italia S.p.A and its consolidated subsidiaries, except where referring to the Telecom Italia Group as Telecom Argentina’s operator in which case it means Telecom Italia S.p.A and Telecom Italia International, N.V.

Telecom USA: Telecom Argentina USA Inc.

Telefónica: Telefónica de Argentina S.A.

TLRD (Terminación Llamada Red Destino): Termination charges from third parties’ wireless networks.

VAS (Value-Added Services): Services that provide additional functionality to the basic transmission services offered by a telecommunications network such as SMS, Video streaming, Personal Video, Personal Cloud, M2M (Communication Machine to Machine), Social networks, Personal Messenger, Contents and Entertainment (content and text subscriptions, games, music ringtones, wallpaper, screensavers, etc), MMS (Mobile Multimedia Services) and Voice Mail, among others.

TELECOM ARGENTINA S.A.

NOTE 1 –	BASIS OF PREPARATION OF THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of preparation and significant accounting policies

As required by the CNV for most of public companies, these consolidated financial statements have been prepared in accordance with RT 26 of FACPCE (as amended by RT 29) and in accordance with IFRS as issued by the IASB, as adopted by the CPCECABA.

For the preparation of these consolidated financial statements, the Company has elected to make use of the option provided by IAS 34, so, these consolidated financial statements do not include all the information required in an annual financial statement, and must be read jointly with the 2014 annual consolidated financial statements which can be consulted at the Company’s website (www.telecom.com.ar/inversores).

As of March 31, 2015, entities included in the consolidation process and the respective equity interest owned by Telecom Argentina is presented as follows:

Subsidiaries	Percentage of capital stock owned and voting rights (i)	Indirect control through	Date of acquisition	Segment that consolidates (Note 4)
Telecom USA	100.00%		09.12.00	Fixed Services
Micro Sistemas (ii)	99.99%		12.31.97	Fixed Services
Personal	99.99%		07.06.94	Personal Mobile Services
Núcleo (iii)	67.50%	Personal	02.03.98	Núcleo Mobile Services
Personal Envíos (iii)	67.50%	Núcleo	07.24.14	Núcleo Mobile Services

(i)	Percentage of equity interest owned has been rounded.
(ii)	Dormant entity as of March 31, 2015 and December 31, 2014 and for the three-month periods ended March 31, 2015 and 2014.
(iii)	Non-controlling interest of 32.50% is owned by the Paraguayan company ABC Telecomunicaciones S.A.

For the preparation of these consolidated financial statements, the Company followed the same accounting policies applied in the most recent annual financial statements except for Government bonds acquired during 1Q15 which are valued at fair value (Note 2.b)).

The preparation of these consolidated financial statements in conformity with IFRS requires the Company’s Management to use certain critical accounting estimates. Actual results could differ from those estimates.

These consolidated financial statements (except for cash flow information) are prepared on an accrual basis of accounting. Under this basis, the effects of transactions and other events are recognized when they occur. Therefore income and expenses are recognized at fair value on an accrual basis regardless of when they are perceived or paid. When significant, the difference between the fair value and the nominal amount of income and expenses is recognized as finance income or expense using the effective interest method over the relevant period.

These consolidated financial statements have also been prepared on a going concern basis, as there is a reasonable expectation that Telecom Argentina and its subsidiaries will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months).

Publication of these consolidated financial statements for the period ended March 31, 2015 was approved by resolution of the Board of Directors’ meeting held on May 4, 2015.

b)	Financial statement formats

The financial statement formats adopted are consistent with IAS 1, In particular:

•	the consolidated statements of financial position have been prepared by classifying assets and liabilities according to “current and non-current” criterion. Current assets and liabilities are those that are expected to be realized within twelve months after the period-end;

•	the consolidated income statements have been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Telecom Group as evaluated by the Management, and are in line with the industrial sector of telecommunications;

TELECOM ARGENTINA S.A.

•	the consolidated statements of comprehensive income include the profit or (loss) for the period as shown in the consolidated income statement and all components of other comprehensive income;

•	the consolidated statements of changes in equity have been prepared showing separately (i) profit (loss) for the period, (ii) other comprehensive income (loss) for the period, and (iii) transactions with shareholders (controlling and non-controlling);

•	the consolidated statements of cash flows have been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7.

These consolidated financial statements contain all material disclosures required under IAS 34. Some additional disclosures required by the LSC and/or by the CNV have been also included, among them, complementary information required in the last paragraph of Article 1 Chapter III Title IV of the CNV General Resolution No. 622/13. Such information is disclosed in Notes 2 and 6 to these consolidated financial statements, as admitted by IFRS.

Also, some reclassifications to the 2014 comparative figures of the consolidated statements of cash flows have been included in the lines total cash flows provided by operating activities (-$45), total cash flows used in investing activities (-$114) and net foreign exchange differences on cash and cash equivalents (+$159) with the purpose of improving the information comparability.

c)	Segment reporting

An operating segment is defined as a component of an entity that engages in business activities from which it may earn revenues and incur expenses, and whose financial information is available, held separately, and evaluated regularly by the Telecom Group’s Chief Executive Officer (“CEO”).

Operating segments are reported in a consistent manner with the internal reporting provided to the CEO, who is responsible for allocating resources and assessing performance of the operating segments at the net income (loss) level and under the accounting principles effective (IFRS as issued by the IASB) at each time for reporting to the Regulatory Bodies. The accounting policies applied for segment information are the same for all operating segments.

Information regarding segment reporting is included in Note 4.

d)	Net income per share

The Company computes net income per common share by dividing net income for the period attributable to Telecom Argentina (Controlling Company) by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common and dilutive potential common shares then outstanding during the period. Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts.

For the three-month periods ended March 31, 2015 and 2014, the weighted average number of shares outstanding totaled 969,159,605 shares, respectively.

NOTE 2 – BREAKDOWN OF THE MAIN ACCOUNTS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION CURRENT ASSETS	March 31, 2015	December 31, 2014
a) Cash and cash equivalents
Cash	16	14
Banks	109	370
Banks – Specific use (*)	441	—
Time deposits	77	1
Mutual funds	623	440

(*) Includes 353 corresponding to the funds from the bank loan described in Note 10.a)	1,266	825

b) Investments
Government bonds at fair value (Note 10.d)	60	—
Government bonds at amortized cost	1	1
Provincial government bonds at amortized cost	5	24
Argentine companies notes	—	28

	66	53

TELECOM ARGENTINA S.A.

	March 31, 2015	December 31, 2014
c) Trade receivables
Fixed Services	1,216	1,220
Personal Mobile Services	3,407	3,076
Núcleo Mobile Services	123	120

Subtotal	4,746	4,416
Allowance for doubtful accounts	(361)	(292)

	4,385	4,124

Movements in the allowance for current doubtful accounts are as follows:

	March 31, 2015 (3 months)	December 31, 2014 (12 months)
At the beginning of the year	(292)	(239)
Additions – bad debt expenses	(180)	(421)
Uses	111	370
Currency translation adjustments	—	(2)

At the end of the period/year	(361)	(292)

	March 31, 2015	December 31, 2014
d) Other receivables
Prepaid expenses	396	331
Prepaid expenses related parties (Note 5.c)	48	52
Insurance company (handsets) – related party (Note 5.c)	48	46
Tax credits	43	108
Restricted funds	23	21
Advertisement reimbursement	21	40
Tax on personal property – on behalf of shareholders	16	12
Receivables for suppliers indemnities	3	6
Other	86	77

Subtotal	684	693
Allowance for other receivables	(26)	(23)

	658	670

Movements in the allowance for other receivables are as follows:

	March 31, 2015 (3 months)	December 31, 2014 (12 months)
At the beginning of the year	(23)	(18)
Additions – Bad debt expenses	(3)	(6)
Uses	—	1

At the end of the period/year	(26)	(23)

	March 31, 2015	December 31, 2014
e) Inventories
Mobile handsets	776	781
Fixed telephones and equipment	18	13

Subtotal	794	794
Allowance for obsolescence of inventories	(75)	(73)

	719	721

Movements in the allowance for obsolescence of inventories are as follows:

	March 31, 2015 (3 months)	December 31, 2014 (12 months)
At the beginning of the year	(73)	(85)
Additions – Fees for services, maintenance and materials	(5)	(81)
Uses	3	94
Currency translation adjustments	—	(1)

At the end of the period/year	(75)	(73)

TELECOM ARGENTINA S.A.

Sale and cost of equipment and handsets by business segment is as follows:

	Three-month periods ended March 31,
	2015	2014
	Profit (loss)
Sales of equipment and handsets – Fixed Services	10	13
Cost of equipment and handsets – Fixed Services	(19)	(15)

Total equipment loss – Fixed Services	(9)	(2)

Sales of equipment and handsets – Personal Mobile Services	881	879
Cost of equipment and handsets – Personal Mobile Services (net of SAC capitalization)	(593)	(740)

Total equipment income – Personal Mobile Services	288	139

Sales of equipment and handsets – Núcleo Mobile Services	22	15
Cost of equipment and handsets – Núcleo Mobile Services (net of SAC capitalization)	(28)	(20)

Total equipment loss – Núcleo Mobile Services	(6)	(5)

Total equipment and handsets sale	913	907
Total cost of equipment and handsets (net of SAC capitalization)	(640)	(775)

Total income for sale of equipment and handsets	273	132

	March 31, 2015	December 31, 2014
NON-CURRENT ASSETS
f) Trade receivables
Fixed Services	20	22
Personal Mobile Services	19	88
Núcleo Mobile Services	43	33

	82	143

g) Other receivables
Prepaid expenses	116	101
Prepaid expenses related parties (Note 5.c)	27	36
Credit on SC Resolution No. 41/07 and IDC	84	85
Restricted funds	25	28
Tax on personal property – on behalf of shareholders	18	18
Tax credits	2	9
Guarantee deposits	9	8
Other	19	18

Subtotal	300	303
Allowance for regulatory matters	(84)	(85)
Allowance for doubtful accounts (tax on personal property)	(18)	(18)

	198	200

Movements in the allowance for regulatory matters are as follows:

	March 31, 2015 (3 months)	December 31, 2014 (12 months)
At the beginning of the year	(85)	(85)
Uses	1	—

At the end of the period/year	(84)	(85)

Movements in the allowance for doubtful accounts (tax on personal property) are as follows:

	March 31, 2015 (3 months)	December 31, 2014 (12 months)
At the beginning of the year	(18)	(17)
Additions	—	(1)

At the end of the period/year	(18)	(18)

	March 31, 2015	December 31, 2014
h) Investments
Government bonds at amortized cost	264	257
Provincial and municipal government bonds at amortized cost	44	43
2003 Telecommunications Fund	1	1

	309	301

TELECOM ARGENTINA S.A.

	March 31, 2015	December 31, 2014
i) PP&E
Land, buildings and installations	1,044	1,045
Computer equipment and software	1,431	1,558
Switching and transmission equipment (i)	3,516	3,585
Mobile network access and external wiring	4,385	4,273
Construction in progress	2,235	2,184
Other tangible assets	392	416

Subtotal PP&E	13,003	13,061
Materials	934	872
Valuation allowance for materials	(28)	(24)
Impairment of PP&E	(103)	(100)

Total PP&E	13,806	13,809

(i)	Includes tower and pole, transmission equipment, switching equipment, power equipment, equipment lent to customers at no cost and handsets lent to customers at no cost.

Movements in PP&E (without allowance for materials and impairment of PP&E) are as follows:

	March 31, 2015 (3 months)	December 31, 2014 (12 months)
At the beginning of the year	13,933	11,403
CAPEX	623	4,304
Materials	130	590

Total PP&E additions	753	4,894
Currency translation adjustments	(3)	315
Consumption of materials	(68)	(227)
Decrease	(1)	(62)
Depreciation of the period/year	(677)	(2,390)

At the end of the period/year	13,937	13,933

Movements in the valuation allowance for materials are as follows:

	March 31, 2015 (3 months)	December 31, 2014 (12 months)
At the beginning of the year	(24)	(21)
Additions - Fees for services, maintenance, and materials	(4)	(6)
Uses	—	3

At the end of the period/year	(28)	(24)

Movements in the impairment of PP&E are as follows:

	March 31, 2015 (3 months)	December 31, 2014 (12 months)
At the beginning of the year	(100)	(156)
Additions – Impairment of PP&E	(3)	(25)
Depreciation	—	1
Uses	—	80

At the end of the period/year	(103)	(100)

	March 31, 2015	December 31, 2014
j) Intangible assets
3G/4G licenses	3,452	3,511
Other licenses	588	588
SAC – mobile services	846	820
SAC – fixed services	93	93
Rights of use and exclusivity	213	218
Service connection or habilitation charges	98	99
Other intangible assets	2	2

	5,292	5,331

TELECOM ARGENTINA S.A.

Movements in Intangible assets are as follows:

	March 31, 2015 (3 months)	December 31, 2014 (12 months)
At the beginning of the year	5,331	1,519
CAPEX	241	4,653
Currency translation adjustments	—	13
Amortization of the period/year	(280)	(854)

At the end of the period/year	5,292	5,331

	March 31, 2015	December 31, 2014
CURRENT LIABILITIES
k) Trade payables
For the acquisition of PP&E	1,821	1,964
For the acquisition of other assets and services	1,786	1,966
For the acquisition of inventory	694	1,734

Subtotal suppliers	4,301	5,664
NDF	—	90
Agent commissions	320	318

	4,621	6,072

l) Deferred revenues
On prepaid calling cards	341	339
On international capacity rental	56	55
On connection fees – Fixed Services	40	33
On customer loyalty programs	80	76
From CONATEL – Núcleo Mobile Services	4	4

	521	507

m) Financial debt – Núcleo
Bank overdrafts – principal (Personal)	488	140
Bank overdrafts – accrued interests (Personal)	3	1
Bank loans – accrued interests (Personal)	6	—
Bank loans – principal (Núcleo)	41	32
Bank loans – accrued interest (Núcleo)	2	6

	540	179

n) Salaries and social security payables
Annual complementary salaries, vacation and bonuses	682	690
Social security payables	196	255
Termination benefits	87	77

	965	1,022

o) Income tax payables
Income tax payables	2,449	1,769
Income tax retentions and payments in advance	(1,879)	(1,525)
Law No. 26,476 Tax Regularization Regime	3	3

	573	247

p) Other taxes payables
VAT, net	354	316
Tax withholdings	121	132
Tax on SU	99	97
Internal taxes	97	86
Turnover tax	70	68
Regulatory fees	69	67
Municipal taxes	23	31
Perception Decree No.583/10 ENARD	18	15
Tax on personal property – on behalf of shareholders	15	12

	866	824

q) Dividends payables
Related parties (Notes 5.c) and 10.e))	21	—

	21	—

r) Other liabilities
Compensation for directors and members of the Supervisory Committee	25	28
Guarantees received	10	11
Other	4	8

	39	47

TELECOM ARGENTINA S.A.

	March 31, 2015	December 31, 2014
NON-CURRENT LIABILITIES
s) Deferred revenues
On international capacity rental	304	307
On connection fees – Fixed Services	69	67
On customer loyalty programs	86	82
From CONATEL– Núcleo Mobile Services	7	9

	466	465

t) Financial debt - Núcleo
Bank loans – principal (Personal – Note 10.a)	344	—
Bank loans – principal (Núcleo)	235	254

	579	254

u) Salaries and social security payables
Termination benefits	115	122
Bonuses	33	28

	148	150

v) Income tax payables
Law No. 26,476 Tax Regularization Regime	8	9

	8	9

w) Other liabilities
Pension benefits	76	68
Legal fees	5	5
Suppliers guarantees on third parties claims	1	2
Other	2	1

	84	76

x) Deferred income tax asset and liability

Telecom Group’s deferred income tax asset and liability consist of the following:

	Deferred tax assets				Deferred tax liabilities
As of March 31, 2015	Telecom Argentina	Núcleo	Telecom USA	Total	Personal	Total
Allowance for doubtful accounts	(66)	(6)	(1)	(73)	(110)	(110)
Provisions	(330)	—	—	(330)	(150)	(150)
PP&E	—	(20)	—	(20)	—	—
Inventory	—	—	—	—	(61)	(61)
Termination benefits	(63)	—	—	(63)	—	—
Deferred revenues	(63)	—	—	(63)	—	—
Pension benefits	(27)	—	—	(27)	—	—
Other deferred tax assets, net	(66)	—	—	(66)	(2)	(2)

Total deferred tax assets	(615)	(26)	(1)	(642)	(323)	(323)

PP&E	372	—	1	373	169	169
Intangible assets	74	—	—	74	355	355
Cash dividends from foreign companies	—	5	—	5	93	93
Investments	—	—	—	—	43	43

Total deferred tax liabilities	446	5	1	452	660	660

Total	(169)	(21)	—	(190)	337	337

	Deferred tax assets				Deferred tax liabilities
As of December 31, 2014	Telecom Argentina	Núcleo	Telecom USA	Total	Personal	Total
Allowance for doubtful accounts	(53)	(6)	(1)	(60)	(70)	(70)
Provisions	(313)	—	—	(313)	(122)	(122)
PP&E	—	(17)	—	(17)	—	—
Inventory	—	—	—	—	(61)	(61)
Termination benefits	(64)	—	—	(64)	—	—
Deferred revenues	(61)	—	—	(61)	—	—
Pension benefits	(24)	—	—	(24)	—	—
Other deferred tax assets, net	(63)	—	—	(63)	—	—

Total deferred tax assets	(578)	(23)	(1)	(602)	(253)	(253)

PP&E	382	—	1	383	189	189
Intangible assets	74	—	—	74	348	348
Cash dividends from foreign companies	—	5	—	5	87	87
Investments	—	—	—	—	37	37
Other deferred tax liabilities, net	—	—	—	—	9	9

Total deferred tax liabilities	456	5	1	462	670	670

Total	(122)	(18)	—	(140)	417	417

TELECOM ARGENTINA S.A.

y) Aging of assets and liabilities as of March 31, 2015

Date due	Cash and cash equivalents		Investments		Trade receivables		Deferred income tax assets	Other receivables
Total due	—		—		(c) 795		—	—

Not due
Second quarter 2015	1,266		3		2,938		—	398
Third quarter 2015	—		61		310		—	111
Fourth quarter 2015	—		1		223		—	85
First quarter 2016	—		1		119		—	64
April 2016 thru March 2017	—		90		70		—	117
April 2017 thru March 2018	—		14		7		—	36
April 2018 and thereafter	—		204		5		—	36
Not date due established	—		1		—		190	9

Total not due	1,266		375		3,672		190	856

Total	1,266		375		4,467		190	856

Balances bearing interest	700		374		799		—	—
Balances not bearing interest	566		1		3,668		190	856

Total	1,266		375		4,467		190	856

Average annual interest rate (%)		(a)		(b)		(d)	—	—

(a)	623 are assets in argentine pesos bearing interests between 19.91% and 22.9% and 77 are assets in foreign currency bearing interests between 0.19% and 0.22%.
(b)	314 are assets in argentine pesos (9 bearing interests between 15% and 20.7% and 305 are dollar-linked bonds bearing interests between 1.75% and 2.4%) and 60 are assets in foreign currency bearing 7%.
(c)	From due trade receivables 71 bear 50% over the Banco de la Nación Argentina 30-day interest rate paid by banks, 353 bear 50% over the Banco de la Nación Argentina notes payable discount rate, 11 bear 8.3%, 277 bear 37.5% and 26 bear 36%.
(d)	From not due trade receivables 14 bear 37% and 47 are assets in foreign currency bearing 8.3%.

Date due	Trade payables	Deferred revenues	Financial debt		Salaries and social security payables	Income tax payables	Deferred income tax liabilities	Other taxes payables	Dividends payables	Other liabilities
Total due	(e) 403	—	—		—	—	—	—	—	—

Not due
Second quarter 2015	4,218	380	503		553	566	—	866	21	29
Third quarter 2015	—	46	14		131	1	—	—	—	—
Fourth quarter 2015	—	44	5		116	1	—	—	—	—
First quarter 2016	—	51	18		165	5	—	—	—	10
April 2016 thru March 2017	—	147	76		75	3	—	—	—	18
April 2017 thru March 2018	—	61	503		35	3	—	—	—	4
April 2018 and thereafter	—	258	—		38	2	—	—	—	62
Not date due established	—	—	—		—	—	337	—	—	—

Total not due	4,218	987	1,119		1,113	581	337	866	21	123

Total	4,621	987	1,119		1,113	581	337	866	21	123

Balances bearing interest	—	—	1,119		—	15	—	—	—	—
Balances not bearing interest	4,621	987	—		1,113	566	337	866	21	123

Total	4,621	987	1,119		1,113	581	337	866	21	123

Average annual interest rate (%)	—	—		(f)	—	9.00%	—	—	—	—

(e)	From due trade payables 256 corresponds to foreign suppliers. As of the date of these consolidated financial statements, 135 were cancelled.
(f)	491 are liabilities in argentine pesos bearing 23%, 350 are liabilities in foreign currency bearing three-month LIBOR plus 8.25% and 278 are liabilities in guaraníes bearing 9.3%.

z) Foreign currency assets and liabilities

The following table shows a breakdown of Telecom Group’s net assessed financial position exposure to currency risk as of March 31, 2015 and December 31, 2014.

03.31.15
Amount of foreign currency (i)		Exchange rate	Amount in local currency (ii)
Assets
US$	51	8.722	(iii) 455
G	173,416	0.002	314
EURO	1	9.355	14

Total assets			783

Liabilities
US$	(315)	8.822	(2,770)
G	(287,020)	0.002	(522)
EURO	(10)	9.485	(91)
SDR	—	12.170	(5)

Total liabilities			(3,388)

Net liabilities			(2,605)

(i)	US$ = United States dollar; G= Guaraníes; SDR = Special Drawing Rights.
(ii)	As foreign currency figures and their amount in argentine pesos are in millions, the calculation of the amount of the foreign currency by its exchange rate could not be exact.
(iii)	Includes 60 corresponding to Government bonds valued at fair value (equivalent to US$ 5 million).

In order to partially reduce this net liability position in foreign currency the Telecom Group, as of March 31, 2015, holds investments adjustable to the variation of the US$/$ exchange rate (dollar linked) by 305 and mutual funds whose main underlying asset are financial assets dollar linked for a total amount of 381. So, the net liability position in foreign currency amounted to 1,919 as of March 31, 2015 (equivalent to US$218 million). Additionally, the Group has entered into several NDF contracts to purchase a total amount of US$45 million (Note 10.d) and the portion of the net liability position in foreign currency not covered amounted to US$173 million as of March 31, 2015.

TELECOM ARGENTINA S.A.

12.31.14
Amount of foreign currency (i)		Exchange rate	Amount in local currency (ii)
Assets
US$	67	8.451	567
G	141,182	0.002	256
EURO	1	10.265	13

Total assets			836

Liabilities
US$	(436)	8.551	(3,725)
G	(276,621)	0.002	(503)
EURO	(9)	10.407	(97)
SDR	(1)	12.240	(8)

Total liabilities			(4,333)

Net liabilities			(3,497)

(i)	US$ = United States dollar; G= Guaraníes; SDR = Special Drawing Rights.
(ii)	As foreign currency figures and their amount in argentine pesos are in millions, the calculation of the amount of the foreign currency by its exchange rate could not be exact.

In order to partially reduce this net liability position in foreign currency the Telecom Group, as of December 31, 2014, holds investments adjustable to the variation of the US$/$ exchange rate (dollar linked) by 332 and mutual funds whose main underlying asset are financial assets dollar linked for a total amount of 359. So, the net liability position in foreign currency amounted to 1,532 as of December 31, 2014 (equivalent to US$179 million). Additionally, the Group has entered into several NDF contracts to purchase a total amount of US$149 million (Note 10.d) and the portion of the net liability position in foreign currency not covered amounted to US$30 million as of December 31, 2014.

aa) Information on the fair value of investments in Government bonds and argentine companies notes valued at amortized cost

Below are shown the investments in Government bonds and argentine companies’ notes valued at amortized cost and their respective fair value as of March 31, 2015 and December 31, 2014:

	As of March 31, 2015		As of December 31, 2014
Investments	Book value	Fair value (*)	Book value	Fair value (*)
Government bonds (dollar linked)	265	295	258	258
Provincial government bonds in pesos	9	9	11	11
Provincial and municipal government bonds (dollar linked)	40	40	56	51
Argentine companies notes in pesos	—	—	10	10
Argentine companies notes (dollar linked)	—	—	18	18

Total	314	344	353	348

(*)	According to IFRS selling costs are not deducted.

ab) Offsetting of financial assets and financial liabilities

The information required by the amendment to IFRS 7 as of March 31, 2015 and December 31, 2014 is as follows:

	As of March 31, 2015
	Trade receivables	Other receivables (1)	Trade payables	Other liabilities (1)
Current and non-current assets (liabilities) - Gross value	5,910	193	(6,064)	(80)
Compensation	(1,443)	(33)	1,443	33

Current and non-current assets (liabilities) – Book value	4,467	160	(4,621)	(47)

	As of December 31, 2014
	Trade receivables	Other receivables (1)	Trade payables	Other liabilities (1)
Current and non-current assets (liabilities) - Gross value	5,524	182	(7,329)	(65)
Compensation	(1,257)	(10)	1,257	10

Current and non-current assets (liabilities) – Book value	4,267	172	(6,072)	(55)

(1)	Only includes financial assets and financial liabilities according to IFRS 7.

TELECOM ARGENTINA S.A.

CONSOLIDATED INCOME STATEMENTS	Three-month periods ended March 31,
	2015	2014
ac) Total revenues and other income	Profit (loss)
Services
Voice – Retail	745	682
Voice – Wholesale	235	225
Internet	973	726
Data	407	319

Subtotal Fixed Services	2,360	1,952

Voice – Retail	1,702	1,345
Voice – Wholesale	481	488
Internet	1,188	644
Data	1,845	1,787

Subtotal Personal Mobile Services	5,216	4,264

Voice – Retail	148	126
Voice – Wholesale	26	27
Internet	129	105
Data	80	85

Subtotal Núcleo Mobile Services	383	343

Total service revenues (a)	7,959	6,559

Equipment
Fixed Services	10	13
Personal Mobile Services	881	879
Núcleo Mobile Services	22	15

Total equipment revenues (b)	913	907

Total revenues (a) + (b)	8,872	7,466

Other income
Fixed Services	4	9
Personal Mobile Services	3	1

Total other income (c)	7	10

Total revenues and other income (a)+(b)+(c)	8,879	7,476

Telecom Group’s service revenues by type of service (regardless of the segment originates) are as follows:

	Three-month periods ended March 31,
	2015	%	2014	%
Voice Retail	2,595	33	2,154	33
Voice Wholesale	742	9	739	11

Total Voice	3,337	42	2,893	44

Internet	2,290	29	1,475	23
Data	2,332	29	2,191	33

Total service revenues	7,959	100	6,559	100

ad) Operating costs

Operating expenses disclosed by nature of expense amounted to $7,199 and $6,099 for the three-month periods ended March 31, 2015 and 2014, respectively.

The main components of the operating expenses are the following:

	Three-month periods ended March 31,
	2015	2014
	Profit (loss)
Employee benefit expenses and severance payments
Salaries	(1,107)	(829)
Social security expenses	(346)	(260)
Severance indemnities and termination benefits	(63)	(76)
Other employee benefits	(27)	(18)

	(1,543)	(1,183)

Interconnection costs and other telecommunication charges
Fixed telephony interconnection costs	(75)	(65)
Cost of international outbound calls	(40)	(54)
Lease of circuits and use of public network	(79)	(66)
Mobile services - charges for roaming	(104)	(133)
Mobile services - charges for TLRD	(202)	(197)

	(500)	(515)

TELECOM ARGENTINA S.A.

	Three-month periods ended March 31,
	2015	2014
	Profit (loss)
Fees for services, maintenance, materials and supplies
Maintenance of hardware and software	(72)	(103)
Technical maintenance	(189)	(170)
Service connection fees for fixed lines and Internet lines	(42)	(48)
Service connection fees capitalized as SAC	2	1
Service connection fees capitalized as Intangible assets	6	7
Other maintenance costs	(81)	(67)
Obsolescence of inventories – Personal Mobile Services	(5)	(32)
Call center fees	(304)	(219)
Other fees for services	(196)	(117)
Compensation for Directors and Supervisory Committee members	(8)	(7)

	(889)	(755)

Taxes and fees with the Regulatory Authority
Turnover tax	(475)	(407)
Taxes with the Regulatory Authority	(211)	(170)
Tax on deposits to and withdrawals from bank accounts	(89)	(80)
Municipal taxes	(60)	(53)
Other taxes	(38)	(45)

	(873)	(755)

Commissions
Agent commissions	(482)	(377)
Agent commissions capitalized as SAC	200	133
Distribution of prepaid cards commissions	(158)	(142)
Collection commissions	(159)	(131)
Other commissions	(24)	(24)

	(623)	(541)

Cost of equipments and handsets
Inventory balance at the beginning of the period/year	(794)	(857)
Plus:
Purchases	(670)	(1,135)
Deferred costs from SAC	20	31
Decreases from allowance for obsolescence	3	22
Mobile handsets lent to customers at no cost	6	7
Decreases not charged to material cost	1	3
Less:
Inventory balance at period end	794	1,154

	(640)	(775)

Advertising
Media advertising	(110)	(81)
Fairs and exhibitions	(49)	(48)
Other advertising costs	(32)	(35)

	(191)	(164)

Cost of VAS
Cost of mobile VAS	(287)	(187)
Cost of fixed VAS	(6)	(4)

	(293)	(191)

Other operating costs
Transportation, freight and travel expenses	(143)	(124)
Delivery costs capitalized as SAC	14	10
Rent of buildings and cell sites	(122)	(91)
Energy, water and others	(131)	(93)
International and satellite connectivity	(35)	(32)

	(417)	(330)

D&A
Depreciation of PP&E	(677)	(538)
Amortization of SAC and service connection charges	(216)	(195)
Amortization of 3G/4G licenses	(59)	—
Amortization of other intangible assets	(5)	(6)

	(957)	(739)

Gain on disposal of PP&E and impairment of PP&E
Gain on disposal of PP&E	6	4
Impairment of PP&E	(3)	—

	3	4

TELECOM ARGENTINA S.A.

The operating expenses disclosed by function are as follows:

	Three-month periods ended March 31,
	2015	2014
	Profit (loss)
Operating costs	(4,224)	(3,744)
Administration costs	(388)	(297)
Commercialization costs	(2,497)	(2,025)
Other expenses – provisions	(93)	(37)
Gain on disposal of PP&E and impairment of PP&E	3	4

	(7,199)	(6,099)

ae) Financial results
Finance income
Interest on time deposits	—	157
Gains on investments (Argentine companies notes and governments bonds)	11	43
Gains on Mutual Funds	31	36
Interest on receivables	42	36
Foreign currency exchange gains	20	482
Gain on NDF	—	45
Other	1	—

Total finance income	105	799

Finance expenses
Interest on loans	(44)	(6)
Interest on salaries and social security payable, other taxes payables and accounts payable	(4)	(9)
Interest on provisions	(53)	(31)
Present value effect of salaries and social security payable, other taxes payables and other liabilities	(1)	(1)
Foreign currency exchange losses (*)	(63)	(762)
Interest on pension benefits	(7)	—
Losses on NDF (Note 10.d)	(22)	(22)
Other	—	—

Total finance expenses	(194)	(831)

	(89)	(32)

(*)	Includes (159) of foreign currency exchange losses generated by the acquisition of US$60 million of Government bonds in the three-month period ended March 31, 2014.

af) Income taxes

Income tax expense for the three-month periods ended March 31, 2015 and 2014 consists of the following:

	Profit (loss)
	The Company	Telecom USA	Personal	Núcleo	Total
Current tax expense	(150)	(1)	(522)	(7)	(680)
Deferred tax benefit	47	—	80	3	130

Income tax expense as of March 31, 2015	(103)	(1)	(442)	(4)	(550)

Current tax expense	(151)	(1)	(456)	(8)	(616)
Deferred tax benefit	39	—	136	2	177

Income tax expense as of March 31, 2014	(112)	(1)	(320)	(6)	(439)

Income tax expense for the periods differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	In Argentina	Abroad	Total
	Profit (loss)
Pre-tax income on a separate return basis	2,401	48	2,449
Non taxable items – Income from investments	(857)	(1)	(858)
Non taxable items – Other	(3)	(19)	(22)

Subtotal	1,541	28	1,569
Weighted statutory income tax rate	35%	(*)

Income tax expense at weighted statutory tax rate	(539)	(5)	(544)
Income tax on dividends from foreign companies	(6)	—	(6)

Income tax expense as of March 31, 2015	(545)	(5)	(550)

(*)	Effective income tax rate based on weighted statutory income tax rate in the different countries where the Telecom Group has operations. For the period presented, the statutory tax rate in Argentina was 35%, in Paraguay was 10% plus an additional rate of 5% in case of payment of dividends and in the USA the effective tax rate was 39.5%.

TELECOM ARGENTINA S.A.

	In Argentina	Abroad	Total
	Profit (loss)
Pre-tax income on a separate return basis	1,994	62	2,056
Non taxable items – Income from investments	(711)	—	(711)
Non taxable items – Other	6	(18)	(12)

Subtotal	1,289	44	1,333
Weighted statutory income tax rate	35%	(*)

Income tax expense at weighted statutory tax rate	(451)	(7)	(458)
Income tax on dividends from foreign companies	(8)	—	(8)
Other changes in tax assets and liabilities	27	—	27

Income tax expense as of March 31, 2014	(432)	(7)	(439)

(*)	Effective income tax rate based on weighted statutory income tax rate in the different countries where the Telecom Group has operations. For the period presented, the statutory tax rate in Argentina was 35%, in Paraguay was 10% plus an additional rate of 5% in case of payment of dividends and in the USA the effective tax rate was 39.5%.

NOTE 3 – SUPPLEMENTARY CASH FLOW INFORMATION

For purposes of the statements of cash flows, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (with a maturity of three months or less from the date of acquisition) and bank overdrafts (in the consolidated statements of financial position, bank overdrafts are included in current financial debt).

	March 31,		December 31,
	2015	2014	2014	2013
Cash and cash equivalents	1,266	4,469	825	5,224
Bank overdrafts (Note 2.m)	(491)	—	(141)	—

Total cash and cash equivalents	775	4,469	684	5,224

Additional information on the breakdown of the net cash flow provided by operating activities is given below:

	Three-month periods ended March 31,
	2015	2014
Collections
Collections from customers	9,460	8,055
Interests from customers	42	38
Interests from time deposits	31	191
CPP collections	136	272
NDF	—	84

Subtotal	9,669	8,640

Payments
For the acquisition of goods and services and others	(2,318)	(2,128)
For the acquisition of inventories	(1,404)	(1,189)
Salaries and social security payables and severance payments	(1,537)	(1,122)
NDF	(111)	(2)
CPP payments	(673)	(459)
Income taxes	(352)	(379)
Other taxes and taxes and fees with the Regulatory Authority	(2,028)	(1,630)
Foreign currency exchange differences related to the payments to suppliers	(90)	(524)
Inventory suppliers	(70)	(237)
PP&E suppliers	(12)	(216)
Other suppliers	(8)	(71)

Subtotal	(8,513)	(7,433)

Net cash flow provided by operating activities	1,156	1,207

•	Changes in assets/liabilities components:

Net (increase) decrease in assets
Investments	(8)	(105)
Trade receivables	(380)	(75)
Other receivables	4	(28)
Inventories	(9)	(311)

	(393)	(519)

Net (decrease) increase in liabilities
Trade payables	(1,066)	(29)
Deferred revenues	16	27
Salaries and social security payables	(60)	(29)
Other taxes payables	39	(24)
Other liabilities	1	5
Provisions	(11)	(20)

	(1,081)	(70)

TELECOM ARGENTINA S.A.

Income tax paid consists of the following:

	Three-month periods ended March 31,
	2015	2014
Tax returns and payments in advance	(307)	(337)
Other payments	(45)	(42)

	(352)	(379)

•	Main non-cash operating transactions:

SAC acquisitions offset with trade receivables	58	64

•	Most significant investing activities:

PP&E acquisitions include:

PP&E additions (Note 2.i)	(753)	(1,005)
Plus:
Payments of trade payables originated in prior periods acquisitions	(862)	(1,185)
Less:
Acquisition of PP&E through incurrence of trade payables	520	733
Mobile handsets lent to customers at no cost (i)	6	7

	(1,089)	(1,450)

(i)	Under certain circumstances, Personal and Núcleo lend handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the companies and customers are generally obligated to return them at the end of the respective agreements.

Intangible assets acquisitions include:

Intangible assets additions (Note 2.j)	(241)	(182)
Plus:
Payments of trade payables originated in prior periods acquisitions	(112)	(99)
SAC acquisitions offset with trade receivables	(58)	(64)
Less:
Acquisition of intangible assets through incurrence of trade payables	147	132

	(264)	(213)

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

Investments over 90 days maturity	1	(30)
Argentine companies notes acquisition	—	(16)
Government bonds acquisition	(60)	(570)
Argentine companies notes collection	28	23
Government bonds collection	18	3

	(13)	(590)

•	Financing activities components:

The following table presents the financing activities components of the consolidated statements of cash flows:

Debt proceeds – Personal (Note 10.a)	353	—

Total financial debt proceeds	353	—

Payment of bank loans – Núcleo	(9)	(3)

Total payment of financial debt	(9)	(3)

Bank overdrafts – Personal	(31)	—
Payment of related costs on bank loans – Personal (Note 10.a)	(12)	—
Payment of interest on bank loans – Núcleo	(10)	(10)

Total payment of interest and related costs	(53)	(10)

Cash dividends from Telecom Argentina

During 1Q14 the Company paid $44 related to withholdings on dividends paid to its shareholders by the end of 2013 in order to comply with its tax obligations. The amounts paid finally corresponded to: (i) income tax withholdings on dividends paid to its shareholders during December 2013 in the amount of $17 and (ii) dividends paid to its shareholders in the amount of $27.

TELECOM ARGENTINA S.A.

NOTE 4 – SEGMENT INFORMATION

As of March 31, 2014, the Telecom Group carried out its activities through five companies, each identified as an operating segment. In July 2014 it was constituted in Paraguay a new company (Personal Envíos, controlled by Núcleo) which was included in the “Núcleo Mobile Services” segment. Therefore, as from March 31, 2015, the Telecom Group carries out its activities through six companies which were consolidated by the end of the three-month period ended March 31, 2015 (Note 1.a).

The Telecom Group has combined the operating segments into three reportable segments: “Fixed Services”, “Personal Mobile Services” and “Núcleo Mobile Services” based on the nature of products provided by the entities and taking into account the regulatory and economic framework in which each entity operates.

Segment financial information for the three-month periods ended March 31, 2015 and 2014 was as follows:

For the three-month period ended March 31, 2015

☐	Income statement

	Fixed	Mobile Services
	Services	Personal	Núcleo	Subtotal	Eliminations	Total
Total revenues and other income (1)	2,883	6,136	407	6,543	(547)	8,879
Employee benefit expenses and severance payments	(1,143)	(368)	(32)	(400)	—	(1,543)
Interconnection costs and other telecommunication charges	(163)	(698)	(38)	(736)	399	(500)
Fees for services, maintenance, materials and supplies	(378)	(575)	(36)	(611)	100	(889)
Taxes and fees with the Regulatory Authority	(183)	(678)	(12)	(690)	—	(873)
Commissions	(54)	(536)	(46)	(582)	13	(623)
Cost of equipments and handsets	(19)	(593)	(28)	(621)	—	(640)
Advertising	(16)	(158)	(17)	(175)	—	(191)
Cost of VAS	(6)	(265)	(22)	(287)	—	(293)
Provisions	(40)	(53)	—	(53)	—	(93)
Bad debt expenses	(49)	(129)	(5)	(134)	—	(183)
Other operating expenses	(207)	(221)	(24)	(245)	35	(417)

Operating income before D&A	625	1,862	147	2,009	—	2,634
Depreciation of PP&E	(298)	(301)	(78)	(379)	—	(677)
Amortization of intangible assets	(42)	(222)	(16)	(238)	—	(280)
Gain on disposal and impairment of PP&E	8	(5)	—	(5)	—	3

Operating income	293	1,334	53	1,387	—	1,680
Financial results, net	5	(85)	(9)	(94)	—	(89)

Income before income tax expense	298	1,249	44	1,293	—	1,591
Income tax expense, net	(104)	(442)	(4)	(446)	—	(550)

Net income	194	807	40	847	—	1,041

Net income attributable to Telecom Argentina (Controlling Company)	194	807	27	834	—	1,028
Net income attributable to non-controlling interest	—	—	13	13	—	13

	194	807	40	847	—	1,041

(1)

Service revenues	2,360	5,216	383	5,599	—	7,959
Equipment revenues	10	881	22	903	—	913
Other income	4	3	—	3	—	7

Subtotal third party revenues	2,374	6,100	405	6,505	—	8,879
Intersegment revenues	509	36	2	38	(547)	—

Total revenues and other income	2,883	6,136	407	6,543	(547)	8,879

☐ Statement of financial position information

PP&E	7,761	4,708	1,337	6,045	—	13,806
Intangible assets, net	389	4,840	64	4,904	(1)	5,292
Capital expenditures on PP&E (a)	300	284	39	323	—	623
Capital expenditures on intangible assets (b)	36	185	20	205	—	241
Total capital expenditures (a)+(b)	336	469	59	528	—	864
Total additions on PP&E and intangible assets	404	522	68	590	—	994
Net financial asset (debt)	260	502	(241)	261	—	521

☐	Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	8,444	8,368	18,384
Abroad	435	511	1,493

Total	8,879	8,879	19,877

TELECOM ARGENTINA S.A.

For the three-month period ended March 31, 2014

☐	Income statement

	Fixed	Mobile Services
	Services	Personal	Núcleo	Subtotal	Eliminations	Total
Total revenues and other income (1)	2,336	5,171	361	5,532	(392)	7,476
Employee benefit expenses and severance payments	(854)	(302)	(27)	(329)	—	(1,183)
Interconnection costs and other telecommunication charges	(162)	(597)	(46)	(643)	290	(515)
Fees for services, maintenance, materials and supplies	(322)	(459)	(31)	(490)	57	(755)
Taxes and fees with the Regulatory Authority	(165)	(579)	(11)	(590)	—	(755)
Commissions	(48)	(473)	(34)	(507)	14	(541)
Cost of equipments and handsets	(15)	(740)	(20)	(760)	—	(775)
Advertising	(37)	(111)	(16)	(127)	—	(164)
Cost of VAS	(4)	(174)	(13)	(187)	—	(191)
Provisions	(28)	(9)	—	(9)	—	(37)
Bad debt expenses	(26)	(89)	(3)	(92)	—	(118)
Other operating expenses	(168)	(174)	(19)	(193)	31	(330)

Operating income before D&A	507	1,464	141	1,605	—	2,112
Depreciation of PP&E	(249)	(222)	(67)	(289)	—	(538)
Amortization of intangible assets	(33)	(155)	(13)	(168)	—	(201)
Gain on disposal of PP&E	3	1	—	1	—	4

Operating income	228	1,088	61	1,149	—	1,377
Financial results, net	93	(123)	(2)	(125)	—	(32)

Income before income tax expense	321	965	59	1,024	—	1,345
Income tax expense, net	(113)	(320)	(6)	(326)	—	(439)

Net income	208	645	53	698	—	906

Net income attributable to Telecom Argentina (Controlling Company)	208	645	36	681	—	889
Net income attributable to non-controlling interest	—	—	17	17	—	17

	208	645	53	698	—	906

(1)

Service revenues	1,952	4,264	343	4,607	—	6,559
Equipment revenues	13	879	15	894	—	907
Other income	9	1	—	1	—	10

Subtotal third party revenues	1,974	5,144	358	5,502	—	7,476
Intersegment revenues	362	27	3	30	(392)	—

Total revenues and other income	2,336	5,171	361	5,532	(392)	7,476

☐ Statement of financial position information

PP&E	6,749	3,852	1,323	5,175	—	11,924
Intangible assets, net	371	1,086	57	1,143	(1)	1,513
Capital expenditures on PP&E (a)	368	469	43	512	—	880
Capital expenditures on intangible assets (b)	28	143	11	154	—	182
Total capital expenditures (a)+(b)	396	612	54	666	—	1,062
Total additions on PP&E and intangible assets	511	618	58	676	—	1,187
Net financial asset (debt)	1,571	3,745	(236)	3,509	—	5,080

☐	Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group’s customers	Breakdown by location of operations
Argentina	7,096	7,019	13,136
Abroad	380	457	1,419

Total	7,476	7,476	14,555

TELECOM ARGENTINA S.A.

NOTE 5 – RELATED PARTY BALANCES AND TRANSACTIONS

a)	Controlling group

Nortel, residing in A. Moreau de Justo 50 - 11th floor –Ciudad Autónoma de Buenos Aires, holds 54.74% stake in the Company, meaning that exercises control of the Company in the terms of Art. 33 of Law No. 19,550. As of March 31, 2015, Nortel owns all of the Class “A” Preferred shares (51% of total shares of the Company) and 7.64% of the Class “B” Preferred shares (3.74% of total shares of the Company).

As a result of the Company’s Treasury Shares Acquisition Process described in Note 7.b) – Acquisition of Treasury Shares, as of March 31, 2015, Nortel’s equity interest in Telecom Argentina amounts to 55.60% of the outstanding shares. Pursuant to Section 221 of the LSC, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings.

All of the common shares of Nortel belong to Sofora. As of March 31, 2015 these shares represent 78.38% of the capital stock of Nortel.

During 2011, Telecom Italia International N.V. acquired 8% of all Nortel Preferred Class “B” Shares and Telecom Argentina Class “B” shares, representing 1.58 % of Telecom Argentina’s capital stock, through Tierra Argentea S.A. (Tierra Argentea), its controlled company incorporated in Argentina.

On November 14, 2013, Telecom Italia S.p.A y Telecom Italia International N.V. (jointly, the “Sellers”) and Tierra Argentea (a company controlled by the Sellers) announced the acceptance of an offer by the Fintech Group to acquire the controlling stake held by the Telecom Italia Group in Telecom Argentina, owned by the Sellers, through its subsidiaries Sofora, Nortel and Tierra Argentea. Closing of the transfer of the Telecom Italia Group’s shares in Sofora was subject to the prior obtaining of certain regulatory authorizations therefore required.

On December 10, 2013, Tierra Argentea transferred to the Fintech Group Telecom Argentina’s Class B shares representing 1.58% of its capital stock and Nortel’s ADRs representing 8% of the total Nortel’s Preferred Class “B” Shares.

On October 25, 2014, Telecom Italia S.p.A. announced the acceptance of an offer by the Fintech Group to amend and restate the agreement announced on November 14, 2013. Within the frame of this amendment agreement: 1) on October 29, 2014 Telecom Italia International N.V. agreed the transfer of 17% of the capital stock of Sofora to the Fintech Group; 2) it was confirmed that the transfer of the 51% controlling interest in Sofora is subject to the prior regulatory approval of the SC and closing of the transaction will not occur until such approval is obtained. It is expected that the transfer of such controlling interest will take place within the next two and one-half years.

It was informed that the majority of the members of Sofora’s Board of Directors will continue to be appointed by the Telecom Italia Group until the regulatory authorizations in Argentina are obtained and the transfer of the 51% controlling interest in Sofora is completed. No material changes in Sofora and its subsidiaries’ corporate governance are expected.

It was also informed that: “if the sale of 51% of Sofora to Fintech is not completed within two and one-half years, Telecom Italia may then elect to either (i) terminate the agreement with Fintech and receive a six-month call option to purchase (or designate a Telecom Italia Group company to purchase) the 17% minority interest in Sofora previously sold to Fintech pursuant to an agreed formulation or (ii) pursue a sale of its 51% controlling interest in Sofora to a third party purchaser, subject to applicable regulatory approval and as to which Fintech has agreed to guarantee that Telecom Italia will receive an overall amount of at least US$ 630.6 million. After such third party sale is consummated, if the overall amount received in connection with such approved sale exceeds the purchase price amount guaranteed by Fintech, any excess will be allocated between the parties according to an agreed formula.

If it was not possible for Telecom Italia to sell to a third party within a period of two and one-half years, the agreement with Fintech will be terminated, Fintech will pay to Telecom Italia an amount of US$ 175 million and Telecom Italia will have an option to purchase (or designate a Telecom Italia Group company to purchase) within a period of sixth months the 17% minority interest in Sofora previously transferred to Fintech, pursuant to a formula agreed by the parties.”

As of the date of issuance of these consolidated financial statements, Sofora’s shares belong to Telecom Italia S.p.A. (32.5%), Telecom Italia International N.V. (18.5%); W de Argentina - Inversiones S.L. (32%) and Fintech Telecom LLC (17%). The economic rights of Telecom Italia Group in Telecom Argentina amounted to 14.5% as of March 31, 2015.

More information about the operation celebrated between the Telecom Italia Group and the Fintech Group is available in “Relevant Facts” section of the CNV at www.cnv.gob.ar, and in “Company filings search” section (Telecom Italia S.p.A and Telecom Argentina) of the SEC in www.sec.gov.

TELECOM ARGENTINA S.A.

b)	Related parties

For the purposes of these financial statements, related parties are those individuals or legal entities which are related (in terms of IAS 24) to the Telecom Italia Group or W de Argentina - Inversiones SL, except Nortel and companies under sect. 33 of Law No. 19,550 (subsidiaries or affiliates).

Under IAS 24, Telefónica, S.A. (of Spain) and its controlled companies, including Telefónica de Argentina S.A. and Telefónica Móviles de Argentina S.A. are not considered related parties. As of the date of these consolidated financial statements, such situation has been confirmed by the commitments assumed before the CNDC to ensure the separation and independence between the Telecom Italia Group and the Telecom Group, on one hand, and Telefónica S.A. (of Spain) and its controlled companies, on the other, with respect to their activities in the Argentine telecommunications market, such as it has been corroborated by the applicable authorities.

The Telecom Group has transactions in the normal course of business with certain related parties. For the periods presented, the Telecom Group has not conducted any transactions with executive officers and/or persons related to them.

c)	Balances with related parties

CURRENT ASSETS	Type of related party	March 31,	December 31,
		2015	2014
Trade receivables
TIM Participacoes S.A. (a)	Other related party	4	5
Latin American Nautilus Argentina S.A. (a)	Other related party	4	3
Telecom Italia Sparkle S.p.A. (a)	Other related party	1	1
Telecom Italia S.p.A. (a)	Indirect parent company	—	1

		9	10

Other receivables
Latin American Nautilus Ltd. (a) (c)	Other related party	48	52
Caja de Seguros S.A. (d)	Other related party	48	46

		96	98

NON-CURRENT ASSETS
Other receivables
Latin American Nautilus Ltd. (a) (c)	Other related party	27	36

		27	36

CURRENT LIABILITIES
Trade payables
Italtel Group (a)	Other related party	36	61
Latin American Nautilus Ltd. (a)	Other related party	20	11
Telecom Italia S.p.A. (a)	Indirect parent company	25	16
Telecom Italia Sparkle S.p.A. (a)	Other related party	14	13
Latin American Nautilus USA Inc. (a)	Other related party	2	2
Latin American Nautilus Argentina S.A. (a)	Other related party	1	—
TIM Participacoes S.A. (a)	Other related party	2	—
Caja de Seguros S.A. (d)	Other related party	66	57
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (e)	Other related party	8	8

		174	168

Dividends payables
ABC Telecomunicaciones S.A. (Note 10.e)	Other related party	21	—

		21	—

(a)	Such companies relate to Telecom Italia Group.
(b)	Such companies relate to W de Argentina - Inversiones S.L.
(c)	Corresponds to an agreement of lease-mode IP international capacity until December 2016. The Company paid approximately $267.6 on February 2013 for this agreement.
(d)	Until March 30, 2015 this company related both to Telecom Italia Group and W de Argentina - Inversiones S.L. Since March 31, 2015 it relates to Telecom Italia Group.
(e)	Until March 30, 2015 this company related both to Telecom Italia Group and W de Argentina - Inversiones S.L. Since March 31, 2015 it relates to W de Argentina - Inversiones S.L.

TELECOM ARGENTINA S.A.

d)	Transactions with related parties

	Transaction description	Type of related party	Three-month periods ended March 31,
			2015	2014
Services rendered			Profit (loss)

Telecom Italia Sparkle S.p.A. (a)	Voice – Wholesale	Other related party	5	7
Latin American Nautilus Argentina S.A. (a)	Voice – Wholesale	Other related party	2	2
TIM Participacoes S.A. (a)	Voice – Wholesale	Other related party	2	2
Telecom Italia S.p.A. (a)	Voice – Wholesale	Indirect parent company	—	1
Caja de Seguros S.A. (b)	Voice – Retail	Other related party	59	31
Caja de Seguros S.A. (b)	Equipment	Other related party	55	64

Total services rendered			123	107

	Transaction description	Type of related party	Three-month periods ended March 31,
			2015	2014
Services received			Profit (loss)
Latin American Nautilus Ltd. (a)	International outbound calls and data	Other related party	(23)	(27)
Grupo Italtel (a)	Maintenance, materials and supplies	Other related party	(3)	(31)
Telecom Italia Sparkle S.p.A. (a)	International outbound calls and other	Other related party	(12)	(13)
TIM Participacoes S.A. (a)	Roaming	Other related party	(6)	(14)
Telecom Italia S.p.A. (a)	Fees for services and roaming	Indirect parent company	(3)	(1)
Latin American Nautilus Argentina S.A. (a)	International outbound calls	Other related party	(2)	(2)
Latin American Nautilus USA Inc. (a)	International outbound calls	Other related party	(2)	(2)
Caja de Seguros S.A. (b)	Insurance	Other related party	(9)	(6)
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (c)	Salaries and social security	Other related party	(22)	(14)
La Estrella Seguros de Retiro S.A. (c)	Insurance	Other related party	(2)	(2)

Total services received			(84)	(112)

Purchases of PP&E
Grupo Italtel (a)		Other related party	6	46

Total purchases of PP&E			6	46

(a)	Such companies relate to Telecom Italia Group.
(b)	Until March 30, 2015 this company related both to Telecom Italia Group and W de Argentina - Inversiones S.L. Since March 31, 2015 it relates to Telecom Italia Group.
(c)	Until March 30, 2015 this company related both to Telecom Italia Group and W de Argentina - Inversiones S.L. Since March 31, 2015 it relates to W de Argentina - Inversiones S.L.

The transactions discussed above were made on terms no less favorable to the Telecom Group than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders’ equity of the Company, after being approved by the Audit Committee in compliance with Law No. 26,831.

e)	Key Managers

Compensation for the Key Managers, including social security contribution, amounted to $18 and $26 for the three-month periods ended March 31, 2015 and 2014, respectively, and was recorded as expenses under the item line “Employee benefits expenses and severance payments”. The total expense remuneration is comprised as follows:

	Three-month periods ended March 31,
	2015	2014
Salaries (*)	9	10
Variable compensation (*)	5	5
Social security contributions	4	4
Termination benefits	—	7

	18	26

(*)	Gross compensation. Social security and income tax retentions are in charge of the employee.

As of March 31, 2015 and December 31, 2014, an amount of $6 and $8 remained unpaid, respectively.

As of March 31, 2015 and 2014, the Telecom Group has recorded a provision of $5 and $4, respectively, for the fees of its Board of Directors’ members. The members and alternate members of the Board of Directors do not hold executive positions in the Company or Company’s subsidiaries.

TELECOM ARGENTINA S.A.

NOTE 6 – COMMITMENTS AND CONTINGENCIES OF THE TELECOM GROUP

a)	Purchase commitments

The Telecom Group has entered into various purchase orders amounting in the aggregate to approximately $5,364 as of March 31, 2015 (of which $1,623 corresponds to PP&E commitments), primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements.

b)	Contingencies

The Telecom Group is a party to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of business. In order to determine the proper level of provisions, Management of the Company, based on the opinion of its internal and external legal counsel, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. A determination of the amount of provisions required, if any, is determined after an analysis of each individual case.

The determination of the required provisions may change in the future due to new developments or unknown facts at the time of the evaluation of the claims or changes as a matter of law or legal interpretation. Consequently, as of March 31, 2015, the Telecom Group has recorded provisions in an aggregate amount of $1,498 to cover potential losses under these claims ($84 for regulatory contingencies deducted from assets and $1,414 included under provisions) and certain amounts deposited in the Company’s bank accounts have been restricted as to their use due to some judicial proceedings. As of March 31, 2015, these restricted funds totaled $48 (included under “Other receivables” item line in the consolidated statement of financial position).

Provisions consist of the following:

	Balances as of	Additions			Decreases		Balances as of
	December 31, 2014	Capital (i)	Interest (ii)	Reclassifications	Classified to liability	Payments	March 31, 2015
Current
Provision for civil and commercial proceedings	71	34	18	7	—	(2)	128
Provision for labor claims	51	—	—	9	—	(8)	52
Provision for regulatory, tax and other matters claims	77	—	—	3	—	(1)	79

Total current provisions	199	34	18	19	—	(11)	259

Non-current
Provision for civil and commercial proceedings	228	10	7	(7)	—	—	238
Provision for labor claims	288	24	16	(9)	—	—	319
Provision for regulatory, tax and other matters claims	441	25	9	(3)	—	—	472
Asset retirement obligations	123	—	3	—	—	—	126

Total non-current provisions	1,080	59	35	(19)	—	—	1,155

Total provisions	1,279	93	53	—	—	(11)	1,414

	Balances as of	Additions (reversals)			Decreases		Balances as of
	December 31, 2013	Capital	Interest (ii)	Reclassifications	Classified to liability	Payments	March 31, 2014
Current
Provision for civil and commercial proceedings	133	—	—	(22)	(47)	(4)	60
Provision for labor claims	44	—	—	13	—	(10)	47
Provision for regulatory, tax and other matters claims	47	—	—	13	—	(6)	54

Total current provisions	224	—	—	4	(47)	(20)	161

Non-current
Provision for civil and commercial proceedings	139	15	9	22	—	—	185
Provision for labor claims	263	(7)	10	(13)	—	—	253
Provision for regulatory, tax and other matters claims	525	29	11	(13)	—	—	552
Asset retirement obligations	106	1	1	—	—	—	108

Total non-current provisions	1,033	(iii) 38	31	(4)	—	—	1,098

Total provisions	1,257	38	31	—	(47)	(20)	1,259

(i)	Included in Provisions.
(ii)	Included in Finance costs, in the line Interest on provisions
(iii)	37 included in Provisions and 1 included in currency translation adjustments.

TELECOM ARGENTINA S.A.

NOTE 7 – EQUITY

Equity includes:

	March 31, 2015	December 31, 2014
Equity attributable to Telecom Argentina (Controlling Company)	15,446	14,418
Equity attributable to non-controlling interest (ABC Telecomunicaciones S.A. – Note 1.a)	343	351

Total equity (*)	15,789	14,769

(*)	Additional information is given in the consolidated statements of changes in equity.

(a) Capital information

The total capital stock of Telecom Argentina amounted to $984,380,978, represented by an equal number of ordinary shares, of $1 argentine peso of nominal value and entitled to one vote per share. The capital stock is fully integrated and registered with the Public Registry of Commerce.

The Company’s shares are authorized by the CNV, the BCBA and the NYSE for public trading. Only Class “B” shares are traded since Nortel owns all of the outstanding Class “A” shares; and Class “C” shares are dedicated to the employee stock ownership program, as described below.

Telecom Argentina’s breakdown of capital stock as of March 31, 2015 is as following:

	Registered, subscribed and authorized for public offering
Shares	Outstanding shares	Treasury shares	Total capital stock
Ordinary shares, $1 argentine peso of nominal value each
Class “A”	502,034,299	—	502,034,299
Class “B”	466,858,524	15,221,373	482,079,897
Class “C”	266,782	—	266,782

Total	969,159,605	15,221,373	984,380,978

Each ADS represents 5 Class B shares and are traded on the NYSE under the ticker symbol TEO.

(b) Acquisition of Treasury Shares

The Company’s Ordinary Shareholders’ Meeting held on April 23, 2013, which was adjourned until May 21, 2013, approved at its second session of deliberations, the creation of a “Voluntary Reserve for Capital Investments” of $1,200, granting powers to the Company’s Board of Directors to decide its total or partial application, and to approve the methodology, terms and conditions of such investments.

In connection with the above mentioned, on May 22, 2013, the Board of Directors approved a Company’s Treasury Shares Acquisition Program in the market in Argentine pesos (the “Treasury Shares Acquisition Program”) so as to avoid any possible damages to the Company and its shareholders derived from fluctuations and unbalances between the shares’ price and the Company’s solvency, for the following maximum amount and deadline:

•	Maximum amount to be invested: $1,200.

•	Deadline for the acquisitions: until April 30, 2014.

According to the offer made on November 7, 2013 by the Fintech Group for the acquisition of the controlling interest of the Telecom Italia Group in Telecom Argentina (see Note 5.a to these consolidated financial statements), Telecom Argentina suspended the acquisition of treasury shares and its Board of Directors considered appropriate to request the opinion of the CNV on the applicability of the new provisions contained in the rules issued by that entity (Title II, Chapter I, Art.13 and concurring) with respect to the continuation of the Treasury Shares Acquisition Program.

The CNV did not answer the Company’s request and the Telecom Argentina’s Board of Directors, at its meeting held on May 8, 2014, decided to conclude the request considering that the Treasury Shares Acquisition Program finished on April 30, 2014, which had been approved by Telecom Argentina’s Board of Directors Meeting held on May 22, 2013.

Telecom Argentina’s Board of Directors, at its meeting held on June 27, 2014, decided to request a new opinion from the CNV to confirm whether Telecom Argentina is obliged to refrain from acquiring treasury shares in the market under Section 13, Chapter I, Title II of the CNV rules (NT 2013).

TELECOM ARGENTINA S.A.

Pursuant to Section 67 of Law No. 26,831, the Company must sell its treasury shares within three years of the date of acquisition. Pursuant to Section 221 of the LSC, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings. No restrictions apply to Retained Earnings as a result of the creation of a specific reserve for such purposes named “Voluntary Reserve for Capital Investments”.

As of the date of issuance of these consolidated financial statements, the Company owns 15,221,373 treasury shares, representing 1.55% of its total capital. The acquisition cost of these shares in the market amounted to $461.

NOTE 8 – RESTRICTIONS ON DISTRIBUTION OF PROFITS

The Company is subject to certain restrictions on the distribution of profits. Under the LSC, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year in accordance with the statutory books, plus/less previous years adjustments and accumulated losses, if any, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock). On May 21, 2014, Telecom Argentina reached the maximum amount of its Legal Reserve according to LSC and CNV provisions previously disclosed.

NOTE 9 – SELECTED CONSOLIDATED QUARTERLY INFORMATION

Quarter	Revenues	Operating income before D&A	Operating income	Financial results, net	Net income	Net income attributable to Telecom Argentina
Fiscal year 2014:
March 31,	7,466	2,112	1,377	(32)	906	889
June 30,	8,119	2,007	1,241	186	930	916
September 30,	8,598	2,067	1,225	76	848	839
December 31,	9,158	2,516	1,600	23	1,045	1,029

	33,341	8,702	5,443	253	3,729	3,673

Fiscal year 2015:
March 31,	8,872	2,634	1,680	(89)	1,041	1,028
	8,872	2,634	1,680	(89)	1,041	1,028

NOTE 10 – RECENT DEVELOPMENTS CORRESPONDING TO THE THREE-MONTH PERIOD ENDED MARCH 31, 2015 FOR THE TELECOM GROUP

(a)	Personal’s bank loan

On January 28, 2015, Personal entered into a loan with a foreign bank for a total amount of US$ 40.8 million (equivalent to $353 at that date). This new loan is a 27-months bullet loan with three-month interest payment at a weighted average rate of three-month LIBO plus 8.25% (a financial cost of 9.0031% in 1Q15). As of March 31, 2015, the outstanding balance amounts to $350 (a principal of $344 included in Non-current financial debt and accrued interests amounting to $6 included in Current financial debt).

The terms and conditions of the loan include covenants and events of default that are usual for this type of transaction, among those the limitation that Personal will not incur new indebtedness other than the permitted indebtedness if, as a result of the incurrence thereof, its consolidated total leverage ratio (consolidated debt to consolidated operating profit/loss before depreciation and amortization, including gain/loss on disposal of PP&E and impairment of PP&E, as defined in the terms and conditions of the loan) is greater than 3.0 to 1.0 or its consolidated interest coverage ratio (consolidated operating profit/loss before depreciation and amortization, including gain/loss on disposal of PP&E and impairment of PP&E and impairment of PP&E, as defined in the terms and conditions of the loan, to consolidated net interest) is lower than 3.0 to 1.0.

The funds are to be used for the acquisition of the remaining 3G and 4G licenses and the acquisition of PP&E and inventories. As of the date of issuance of these consolidated financial statements, US$35 million has been used for the payment of the acquisition of PP&E and inventories.

TELECOM ARGENTINA S.A.

(b)	Profit sharing bonds

On March 16, 2015, the Attorney General’s Office issued an opinion in the “Ramollino Silvana v. Telecom Argentina S.A.,” case as a result of a complaint introduced by certain co-plaintiffs who were not part of the Share Ownership Plan (“the PPP”). The Labor Chamber of Appeals had rejected this action as it considered that such employees joined Telecom Argentina following the transfer of staff to the privatized entity and the only beneficiaries who could collect bonds were employees who participated in the PPP during the privatization.

The Attorney General’s Office ruled that the co-plaintiffs are not included among the persons who have the right to participate in profit sharing programs created under Law No. 23,696, as such law only covers those individuals who were employed by the company to be privatized at the time they joined the program. He noted that “the legislative design of these programs does not constitute harm to the plaintiffs and cannot be considered discriminatory. The difference in treatment between those who joined the ex-Entel and employees of the entity once it was privatized seems a reasonable regulation of different situations.” As of the date of issuance of these consolidated financial statements, the Supreme Court has not issued a decision in this case.

These judicial precedents confirm the exclusion of employees not included in the PPP as individuals authorized to collect the profit sharing bond thus endorsing the criteria used by the Company and its legal advisors to estimate the provisions recorded for these claims.

(c)	Legal Procedures relating to the Definition of the Scope of Fixed and Mobile Telephone Services under Broadcasting Law No. 22,285, repealed by Law No. 26,522 of Audiovisual Communication Services

Within the context of a claim filed by Supercanal S.A., on June 16, 2014 Telecom Argentina had filed before the Courts a request to terminate the injunction, arguing among other reasons that new Law No. 26,522 of Audiovisual Communication Services repealed the former law, under which the injunction had been ordered. Alternatively, Telecom Argentina had also requested that the injunction be adjusted between the limits of the new law, thus removing from it the VAS, Internet and/or video on demand services. In December 2014, Supercanal alleged that Telecom Argentina’s request is based on unconstitutional grounds.

In March 2015, Telecom Argentina reported in the case the enactment of Law No. 27,078 “Ley Argentina Digital” and requested that it be considered at the time of the Judge’s ruling. As of the date of issuance of these consolidated financial statements, the allegations of both parties are pending before the Courts.

(d)	Financial transactions to mitigate foreign exchange risk

Due to the existence of commitments denominated in US Dollars as of March 31, 2015 Personal entered into several NDF agreements during 1Q15 to purchase a total amount of US$45 million which will mature between February 2016 and March 2016. The purpose of these NDF is to eliminate the risks associated to the fluctuation of the future exchange rate and to align the payment currency of Personal’s commitments (item covered) to its functional currency. As the effect of the fluctuation of the exchange rate over the hedged items is recognized in the Income Statement, changes in the fair value of NDF (net gain of approximately $0.3 million) have also been recognized in the Income Statement, within Finance income and expenses - NDF. The Telecom Group recognizes the hedging instruments results, distinguishing between gains and losses of such agreements that generate assets and liabilities, as appropriate, without offsetting balances with different counterparties.

During 2015, Personal realized the remaining NDF entered during 2014 for US$149 million, recording a net loss of $22 which was recognized in the Income Statement, within Finance income and expenses – NDF. The purpose of these NDF was also to eliminate the risks associated to the fluctuation of the future exchange rate and to align the payment currency of Personal’s commercial commitments (item covered) to its functional currency.

As part of their financial risk management and reduction of exchange rate risk policies, during 1Q15 Telecom Argentina and Personal acquired Government bonds denominated in U.S. dollars (Bonar X 2017), at a cost of $60, with an annual interest rate of 7%, also in U.S. dollars. These bonds were valued at fair value and generated a loss of $0.4 million which was recognized in “Finance expenses - Other”.

TELECOM ARGENTINA S.A.

(e)	Núcleo’s Dividends Distribution

The Ordinary Shareholders’ Meeting of Núcleo held on March 26, 2015, approved the distribution of cash dividends for an amount equivalent to $64, with the following schedule of payments:

Dividend payment month	Dividends attributable to Personal	Dividends attributable to non-controlling interest	Total dividends paid
May 2015	43	21	64

Total (*)	43	(**) 21	64

(*)	Corresponds to 35,000 million of Guaraníes approved by the Ordinary Shareholders’ Meeting of Núcleo, translated to argentine pesos at the exchange rate of the date of its approval.
(**)	Recorded as Dividends payables as of March 31, 2015 in the consolidated statements of financial position and included as balances with related parties (Note 5.c).

The Ordinary Shareholders’ Meeting also delegate in Nucleo’s Board of Directors the possibility and opportunity of distribution of a second cash dividends for an amount of up to 35,000 million of Guaraníes (equivalent to approximately $64), subject to additional investments required by the eventual spectrum auction in the 1700 MHz Band to provide 4G services in the Republic of Paraguay, which is estimated that the CONATEL will launch in the rest of the FY15.

NOTE 11 – SUBSEQUENT EVENTS TO MARCH 31, 2015

a)	Resolutions of the Ordinary Annual Shareholders’ Meeting of the Company

The Company’s shareholders, at their meeting held on April 29, 2015, resolved, among other items:

(a) the approval of Telecom Argentina’s Annual Report and financial statements as of December 31, 2014;

(b) a cash dividends payment amounting to $804.4 (equivalent to $0.83 peso per outstanding share) on May 11, 2015;

(c) the constitution of a “Reserve for future cash dividends” amounting to $2,868.1; and

(d) to delegate to the Board of Directors the authority to the allocation and distribution of such reserve according to business performance, in one or more installments, of an amount up to $649.3 to be distributed to the Shareholders as cash dividends during FY15.

b)	Resolutions of the Unanimous Ordinary and Extraordinary Annual Shareholders’ Meeting of Personal

Personal’s shareholders, at their meeting held on April 15, 2015, approved, among other items, the Annual Report and financial statements as of December 31, 2014, to increase in an amount of $248 the Legal Reserve until it reaches the 20% of the outstanding capital (common stock plus inflation adjustment of common stock) and the allocation of $2,683 to the “Reserve for future cash dividends” (equivalent to the remaining Retained Earnings at December 31, 2014), delegating the authority in Personal’s Board of Directors to determine the time, terms and conditions of the allocation and distribution of such reserve.

c)	Partial repayment of capital stock of Micro Sistemas

At December 31, 2014, Micro Sistemas was included in the provisions of section 206 of the Argentine Corporation Law, which requires a mandatory reduction of capital stock to offset accumulated losses. Accordingly, a capital repayment amounting to $0.4 million was approved to enable Micro Sistemas to partially absorb the accumulated deficit as of December 31, 2014 and comply with the requirements of section 206. This capital repayment was effective on April 24, 2015, in cash.

d)	Constitution and startup of activities of the “Autoridad Federal de las Tecnologías de la Información y las Comunicaciones” (the “AFTIC”)

On April 29, 2015, Decree No. 677/2015 (“Decree No. 677/15”) provided that the AFTIC –which was created by section 77 of Law No. 27,078 (“Ley Argentina Digital” or “LAD”) - will begin its duties within 30 days from the date of publication. The AFTIC was created as a decentralized and autonomous agency in the scope of the National Executive Power.

As provided in the LAD, the AFTIC will be responsible for the regulation, control, supervision and verification concerning the ICT in general, of the telecommunications in particular, of the postal service and all those matters in its scope in accordance to the LAD and the applicable regulations and the policies set by the National Government. Decree No. 677/15 also regulates the procedure for the selection of AFTIC members and authorizes the SC to perform all necessary acts for the establishment and operation of the new body in the aforementioned period.

TELECOM ARGENTINA S.A.

Moreover, Decree No. 677/15 establishes the framework for the SC and the CNC, having a transitional regime. According to it, and until the AFTIC is constituted and starts its functions, the regulations in force at the time of the enactment of the LAD will be applied so far as they were compatible with the law, temporarily maintaining the SC and the CNC their roles as Regulatory Body and Control Body, respectively.

Once established, the AFTIC may issue the new telecommunications regulatory framework. This will be because the LAD, among other things, provided for the repeal of Decree No. 764/00 (deregulation of telecommunications services) which remains in full force in all that is not opposed to the LAD for the time required to draw up the new regulation, as foreseen by section 92 of the LAD.

e)	Amendment of the Company’s corporate purpose

The Company’s Board of Directors, at its meeting held on April 29, 2015, decided to convene an Ordinary and Extraordinary Shareholders’ Meeting to be held on June 22, 2015 in order to, among other items, change Telecom Argentina‘s corporate purpose, by adapting it to the LAD and including the possibility to provide Audiovisual Communication Services. The approval of the new corporate purpose by the Meeting will be conditional and subject to obtaining prior approval by the Regulatory Authority of the LAD.

Adrián Calaza	Oscar Cristianci
Chief Financial Officer	Chairman of the Board of Directors

“Free translation from the original in Spanish for publication in Argentina”

LIMITED REVIEW REPORT ON CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of

Telecom Argentina S.A.

Legal address: Alicia Moreau de Justo 50

City of Buenos Aires

Tax Code No.: 30-63945373-8

Introduction

We have reviewed the accompanying condensed interim consolidated financial statements of Telecom Argentina S.A. and its subsidiaries (“Telecom” or the “Company”), which comprise the consolidated statement of financial position as of March 31, 2015, the consolidated statements of income and of comprehensive income for the three-month period ended March 31,2015, the consolidated statements of changes in equity and of cash flows for the three- month period ended March 31, 2015 and selected explanatory notes.

The balances and other information for the fiscal year 2014 and interim periods are an integral part of the above-mentioned financial statements and therefore they should be considered in relation with those financial statements.

Management Responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of the financial statements in accordance with International Financial Reporting Standards, as approved by the International Accounting Standards Board (IASB), which have been adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and incorporated by the National Securities Commission (CNV) to its regulations and is therefore responsible for the preparation and presentation of the condensed interim consolidated financial statements mentioned in the first paragraph, in accordance with International Accounting Standard No. 34 “Interim Financial Information” (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” approved by the International Auditing and Assurance Standards Board (IAASB) and adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE. A review of interim financial information consists of inquiries of Company personnel responsible for preparing the information included in the condensed interim consolidated financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit performed in accordance with International Auditing Standards; consequently, a review does not enable us to obtain assurance that we would became aware of all significant matters that could be identified in an audit. Therefore, we do not express an opinion on the consolidated financial position, the consolidated comprehensive income and the consolidated cash flow of the Company.

Conclusion

On the basis of our review, nothing has come to our attention that causes us to believe that the condensed interim consolidated financial statements mentioned in the first paragraph of this report are not prepared, in all material respects, in accordance with International Accounting Standard No. 34.

Report on compliance with current regulations

In compliance with provisions currently in force, we inform, as regards Telecom, that:

a)	The condensed interim consolidated financial statements of Telecom are transcribed into the “Inventory and Balance Sheet” book and are in compliance, as regards matters within our field of competence, with the provisions of the Commercial Companies Law and pertinent resolutions of the National Securities Commission;

b)	The separate condensed interim financial statements are derived from accounting records kept in their formal respects in conformity with legal provisions;

c)	We have read the Operating and financial review and prospects, on which, as regards those matters that are within our competence, we have no observations to make;

d)	As of March 31, 2015, the debt of Telecom accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to $94,497,387.05 and was not due at that date.

City of Buenos Aires, May 4, 2015

PRICE WATERHOUSE & CO. S.R.L.

Carlos A. Pace	(Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17
Dr. Carlos A. Pace Public Accountant (UBA) C.P.C.E.C.A.B.A. T° 150 F° 106

CORPORATE INFORMATION

•	INDEPENDENT AUDITORS Price Waterhouse & Co S.R.L. (member of PricewaterhouseCoopers)

•	STOCK MARKET INFORMATION (Source: Bloomberg)

BCBA

	Market quotation ($/share)		Volume of shares
Quarter	High	Low	traded (in millions)
1Q14	38.40	28.00	4.7
2Q14	49.00	34.50	5.4
3Q14	62.10	42.00	5.6
4Q14	62.30	43.70	4.0
1Q15	63.00	45.15	3.1

NYSE*

	Market quotation (US$/ADR*)		Volume of ADRs
Quarter	High	Low	traded (in millions)
1Q14	19.07	14.78	12.2
2Q14	23.86	17.77	12.4
3Q14	25.09	18.65	11.6
4Q14	23.18	19.13	7.9
1Q15	26.04	18.85	8.8

*	Calculated at 1 ADR = 5 shares

•	INVESTOR RELATIONS for information about Telecom Argentina S.A., please contact:

In Argentina

Telecom Argentina S.A.

Investor Relations Division

Alicia Moreau de Justo 50, 10th Floor

(1107) Autonomous City of Buenos Aires

Tel,: 54-11-4968-3628

Argentina

Outside Argentina

JP Morgan Chase

Latam ADR Sales & Relationship Mgmt.

4 New York Plaza, Floor 12

New York, NY 10004

USA

Tel.: 1-212-552-3729

•	INTERNET http://www.telecom.com.ar/inversores/index.html

•	DEPOSIT AND TRANSFER AGENT FOR ADRs

J.P. Morgan Depositary Receipts

4 New York Plaza, Floor 12

New York, NY 10004

(866) JPM-ADRS

adr@jpmorgan.com – www.adr.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: June 17, 2015	By:	/s/ Oscar Carlos Cristianci
		Name:	Oscar Carlos Cristianci
		Title:	Chairman of the Board of Directors